ACCOR

Press Release

Strong Growth in 2005 First-Half Results
Operating Profit Before Tax Up 22.8%

Paris – September 7, 2005

(In € millions) **IFRS**	June 30, 2004	June 30, 2005	% change reported	% change like-for-like*
Revenue	**3,412**	**3,643**	**+6.8%**	**+5.0%**
EBITDAR	**840**	**904**	**+7.6%**	**+7.8%**
EBITDAR margin (as a % of revenue)	24.6%	24.8%	+0.2 pt	+0.7 pt
Operating Profit before Tax	**188**	**230**	**+22.8%**	**+26.1%**
Net Income, Group share	**64**	**156**	**+143.8%**	
Funds From Operations	**365**	**402**	**+10.0%**	

*At constant scope of consolidation and exchange rates

2005 Interim Results

The first half of 2005 confirmed the sustained recovery across the business base, which drove a 22.8% increase (26.1% like-for-like) in **Operating Profit before Tax** to €230 million. Net Income, Group share, rose sharply to €156 million, from €64 million the year before, primarily reflecting the capital gain on the sale of 128 hotel properties as part of the Group's new asset management policy.

In the **Hotels** business, the Upscale and Midscale segment (36% of total EBITDAR) enjoyed strong growth, with EBITDAR expanding 5.0% and margin improving 0.6 points like-for-like. This encouraging growth was led by a strong performance in France—where margins rose thanks to the optimization of average room rates—and in North America.

Economy Hotels Europe (25% of total EBITDAR) continued to turn in good results, helped by a general increase in room rates. EBITDAR rose 6.0% like-for-like, while margin widened 0.5 points to 34%.

Economy Hotels US (17% of total EBITDAR) posted a 4.5% increase in EBITDAR, but margin was unchanged at 33.9%, due to the negative impact of energy costs and a one-time increase in certain payroll costs in the first half. Since this one-time increase is non-recurring, margin is expected to be higher in the second half.

The **Services** business (13% of total EBITDAR) recorded substantial growth, thanks to the opening of new markets in Europe and a carefully managed growth strategy. On a like-for-like basis, EBITDAR rose 15.0%, lifting the margin by 0.8 points to 40.1%.

In the **Travel Agencies business** (4% of total EBITDAR), synergies arising from the acquisition of Protravel in France and Maritz in the United States combined with sustained demand in Europe contributed to a 40% like-for-like increase in EBITDAR and a 3.2-point gain in margin.

The sharp increase in net income, Group share reflects both the strong growth in revenue and the €109 million capital gain on the sale of 128 hotel properties in France to Foncière des Murs. The hotel leases have been converted from fixed rents to variable rents, with no guaranteed minimum.

Summer business and 2005 outlook

RevPAR increased during July and August, gaining 1.0% in Upscale and Midscale Hotels Europe, 2.8% in Economy Hotels Europe and 4.8% in Economy Hotels US. In the **Services** business, revenue grew 14.5% during the two month-period.

Accor has set a full-year objective of operating profit before tax of €590 million to €610 million, an increase of 15% to 20%, and of net income of around €300 million, up 30%.

Real estate strategy

Accor is successfully pursuing its <u>innovative asset management policy</u> focused on using the right operating structure for each segment, with the goal of reducing earnings volatility and optimizing return on capital employed.

As part of this policy, three programs were launched in the first half:

- In the Upscale segment, 6 Sofitel properties in the United States (2,000 rooms) have been put on the market for sale while retaining management contracts with minority stakes.
- In the Midscale segment, a second major transaction involving the sale and leaseback of hotels under variable-rent leases is underway. The first transaction with Foncière des Murs covered 128 hotels, whereas this second one concerns roughly 80 European units, most of which are wholly owned.
- In every segment, the Group will pursue its portfolio optimization program (26 hotels were sold in the first half), either by disposing of unprofitable hotels or by selling and franchising back non-strategic units. The goal is to sell 50 hotels by the end of 2006.

Expansion strategy

Accor opened its 4,000th hotel in June and is scheduled to open close to 200 properties (24,000 rooms) over the full year. Three quarters of this expansion is taking place in buoyant European markets and emerging economies. In the **Services** business, **new fast-growth markets** are being created in countries where Accor already has operations. At the same time, Accor Services is expanding its offering via acquisitions.

****

The first half of 2005 confirmed the growth in Accor's financial results. A more favorable hotel business cycle in Europe, coupled with a more assertive room rate management policy, should help to improve earnings performance in the coming months.

The real estate strategy is helping to reduce earnings and cash flow volatility, while enabling the allocation of capital to the most profitable segments.

A major expansion program in these segments is underway with promising results. Accor plans to use the funds from Colony Capital to open 1,000 hotels by 2009, increasing its portfolio to 5,000 properties.

****

In light of the fact that the terms of Management Board members are scheduled to expire on January 15, 2006, the Supervisory Board felt that a replacement process should be organized for the current management team, with a view to overseeing the Group's new phase of development. Measures were therefore taken to enable the Supervisory Board to make the appropriate decisions before January 15, 2006. Accor Chairman Jean-Marc Espalioux, who said that he would not ask that his term be renewed, is participating in this process.

The Supervisory Board of Accor wishes to thank Mr. Espalioux for all that he has done over the past nine years. After modernizing the Group, he undertook, in the difficult years following September 11, 2001, the necessary measures to put Accor back on the road to earnings growth and improved profitability, while pursuing the Group's expansion.

With 168,000 people in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: **over 4,000 hotels (more than 466,000 rooms)** in 92 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 19 million people in 34 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director
Investor Relations
Tél : 00 33 (1) 45.38.86.26

Anthony Pallier
Investor Relations
Tél.: 00 33 (1) 45.38.86.33

Toutes les informations sur Accor sont disponibles sur Internet : ***accor.com***

FRANCE

ACCOR

Press Release

First-Half 2005 Revenues Up 6.8%

(in Euros million)	2004 IFRS	2005 IFRS	% change (reported)	% change (like-for-like)*
Hotels				
Upscale and Midscale	1,365	1,390	+1.8%	+2.5%
Economy	600	655	+9.3%	+4.3%
Economy US	449	448	-0.3%	+4.8%
Services	254	290	+14.4%	+12.6%
Other businesses	744	860	+15.6%	+7.6%
Total Group	**3 412**	**3 643**	**+6.8%**	**+5.0%**

*Based on constant scope of consolidation and exchange rates

(Paris – July 27, 2005) — Accor's consolidated revenues rose 6.8% to Euros 3,643 million in the six months that ended June 30, 2005. Based on constant scope of consolidation and exchange rates, the like-for-like increase was 5.0%.

Revenues increased faster in the second quarter (up 6.0% like-for-like) than in the first (up 3.8%). When restated for differences in Easter vacation dates, which fell in April in 2004 and in March in 2005, revenues rose by 5.6% in second-quarter 2005, compared to 4.3% in the first quarter. The 1.3-point growth acceleration from one quarter to the next was due mainly to improved results in the Upscale and Midscale Hotel segment in Europe.

Expansion has contributed for up 4.3% of total sales growth. During the first half, 101 hotels (12,431 rooms) were opened, of which 80% were properties operated under management contracts or franchise agreements. Among the remaining 20% of owned or leased rooms, 60% were in the Economy segment and 40% in Upscale and Midscale hotels.

Disposals negatively impacted overall sales by -2.2%.

Sensitivity to currency changes are less and less important with a limited effect of -0.3% on first-half revenue growth.

FRANCE

Upscale and Midscale Hotels

Upscale and Midscale Hotel revenues rose a like-for-like 2.5% in the first half.

Revenue growth was strong in countries where the business cycle is robust, with like-for-like increases of 10.7% in North America, 5.7% in the United Kingdom, 24.7% in Asia and 7.3% in South America.

In Continental Europe, revenues grew slowly, although an improvement was apparent in the second quarter. In France, Accor applied a marketing policy that privilege business travelers, driving an increase in average room rates of 4.8% during the period.

Economy Hotels (outside the United States)

Economy Hotel revenues were up 4.3% like-for-like for the half : +4.2% in France and +3.1% in the rest of Europe.

Economy Hotels in the United States

The sustained growth in like-for-like revenues in the US Economy Hotel segment continued throughout the first half, as revenues rose 4.8% during the period.

Implementation also continued on the Red Roof Inn renovation program, with 80 units renovated as of June 30 and 12 currently in renovation.

Services

The Services business sped up its robust growth in the first half, when like-for-like revenues rose 12.6%. Revenues were up 9.2% in Europe and 19.2% in South America.

Favorable changes in local legislation supported expansion in new markets:
- In Belgium (up 21.8%), since the launch of the home services voucher in 2004,
- In the United Kingdom (up 15.9%), where additional childcare voucher tax advantages introduced in April spurred significant growth in revenues, which rose 20.4% in the second quarter compared to an 8.2% increase in the first three months,
- In Venezuela (up 58.5%), where companies must now provide food vouchers if they have 20 or more employees, compared to 50 employees in the past.

The currency effect had a positive 1.2% impact on first-half revenue growth.

Travel Agencies

Travel agency revenues increased 23.0% as reported and 9.2% like-for-like. Revenues in France and the United States were lifted by the integration, respectively, of Protravel and Maritz. These acquisitions enabled Carlson Wagonlit Travel to win new contracts, create synergies and improve its negotiating power.

Casinos

In the Casinos business, the key event was the December 2004 creation of the new Groupe Lucien Barrière by combining the assets of Accor Casinos and Groupe Barrière. The new company operates 36 casinos and 13 hotels.

First-half revenues amounted to Euros 152 million for Accor's stake.

Other activities

Restaurants were up 9.1% like-for-like in the first-half.

On board train services revenues increased by 8.6% (like-for-like).

Conclusion

First-half 2005 confirmed the positive trends for 75% of the Accor business portfolio:

- Economy Hotels (outside the US): up 4.3%.
- US Economy Hotels: up 4.8%.
- Upscale and Midscale Hotels (excluding Continental Europe): up 6.6%.
- Services: up 12.6%.
- Other businesses: up 7.6%.

Growth in the Upscale/Midscale segment in Continental Europe (25% of sales) is still weak, although the second quarter has shown new encouraging signs of recovery.

Contact

Eliane Rouyer
Director
Investor Relations
Tél : 00 33 (1) 45.38.86.26

Anthony Pallier
Investor Relations
Tél : 00 33 (1) 45.38.86.33

ACCOR

	Quarter 1			Quarter 2			Half Year		
	Revenues 2004	Revenues 2004 IFRS	Revenues 2005 IFRS	Revenues 2004	Revenues 2004 IFRS	Revenues 2005 IFRS	Revenues 2004	Revenues 2004 IFRS	Revenues 2005 IFRS
HOTELS									
Upscale and Midscale	646 225	630 510	631 433	758 274	734 784	758 185	1 404 499	1 365 294	1 389 617
Economy	276 826	275 834	294 400	324 781	323 960	361 011	601 608	599 794	655 411
Economy US	202 220	202 220	200 753	246 658	246 658	246 767	448 879	448 879	447 521
Total HOTELS	**1 125 272**	**1 108 564**	**1 126 586**	**1 329 714**	**1 305 402**	**1 365 963**	**2 454 985**	**2 413 966**	**2 492 549**
SERVICES	**121 152**	**123 395**	**139 716**	**127 680**	**130 287**	**150 374**	**248 832**	**253 682**	**290 090**
Other Businesses									
Travel Agencies	87 714	88 085	108 857	105 661	106 169	130 033	193 375	194 254	238 890
Casinos	53 341	53 289	76 070	53 200	53 148	75 597	106 541	106 437	151 667
Restauration	109 504	111 624	118 125	113 061	115 108	133 275	222 565	226 732	251 400
On-board train services	58 669	58 669	59 638	65 049	65 049	68 842	123 718	123 718	128 479
Other	42 293	42 563	46 714	50 202	50 485	43 247	92 495	93 048	89 960
Total other businesses	**351 521**	**354 230**	**409 404**	**387 173**	**389 958**	**450 993**	**738 694**	**744 189**	**860 397**
Total	**1 597 945**	**1 586 189**	**1 675 705**	**1 844 566**	**1 825 647**	**1 967 330**	**3 442 511**	**3 411 837**	**3 643 036**

	Quarter 1		Quarter 2		Half Year	
	Change Report. IFRS	Change L/L % (*)	Change Report. IFRS	Change L/L % (*)	Change Report. IFRS	Change L/L % (*)
HOTELS						
Upscale and Midscale	0.1%	0.5%	3.2%	4.2%	1.8%	2.5%
Economy	6.7%	3.5%	11.4%	4.9%	9.3%	4.3%
Economy US	-0.7%	4.5%	0.0%	5.0%	-0.3%	4.8%
Total HOTELS	**1.6%**	**2.0%**	**4.6%**	**4.6%**	**3.3%**	**3.4%**
SERVICES	**13.2%**	**11.8%**	**15.4%**	**13.4%**	**14.4%**	**12.6%**
Other Businesses						
Travel Agencies	23.6%	8.1%	22.5%	10.0%	23.0%	9.2%
Casinos	42.7%	3.9%	42.2%	-3.2%	42.5%	0.3%
Restauration	5.8%	4.1%	15.8%	13.9%	10.9%	9.1%
On-board train services	1.7%	6.2%	5.8%	10.8%	3.8%	8.6%
Other	9.8%	13.7%	-14.3%	3.3%	-3.3%	8.1%
Total other businesses	**15.6%**	**6.6%**	**15.7%**	**8.6%**	**15.6%**	**7.6%**
Total	**5.6%**	**3.8%**	**7.8%**	**6.0%**	**6.8%**	**5.0%**

(*) L/L : Like for Like

LS : RevPAR by segment ie-end 2005 (YTD)	Occupancy Rate		Average room rate		RevPAR			
					subsidiaries	subsidiaries	subsidiaries	subsidiaries & managed
	(in %)	*(var in pts)*		*(var in %)*	reported basis (1)	reported basis	like-for-like basis	reported basis
ale and Midscale Europe	61.9%	-0.8	94	2.7%	58.0	1.3%	2.0%	0.2%
omy Europe	71.4%	-0.2	49	3.7%	35.0	3.4%	3.6%	3.3%
omy US (in USD)	64.9%	+1.3	43	3.6%	28.1	5.8%	5.7%	5.8%

comparable scope

ALE AND MIDSCALE HOTELS R by country at June-end 2005 (YTD) currency)	Number of rooms (1)	Occupancy Rate (in %)	Occupancy Rate (var in pts)	Average room rate	Average room rate (var in %)	RevPAR subsidiaries reported basis (1)	RevPAR subsidiaries reported basis	RevPAR subsidiaries like-for-like basis	RevPAR subsidiaries & managed reported basis
	30 599	60.9%	-1.3	101	4.8%	61	2.5%	2.7%	3.3%
ny	13 529	59.5%	+0.0	74	0.0%	44	0.0%	0.0%	8.0%
lands	3 697	64.6%	+0.7	101	0.0%	65	1.2%	1.2%	1.7%
m	2 230	65.9%	-2.1	99	2.3%	65	-0.9%	-0.9%	-0.2%
	1 948	62.2%	-2.6	95	-8.4%	59	-12.1%	-3.2%	-12.1%
	3 014	60.1%	+2.0	113	-1.5%	68	1.8%	2.6%	1.8%
£)	5 093	71.9%	-1.5	77	7.1%	55	5.0%	6.6%	5.6%
n $)	3 449	74.3%	+2.6	170	12.8%	126	16.9%	16.9%	16.9%

OMY HOTELS AR by country at June-end 2005 (YTD) l currency)	Number of rooms (1)	Occupancy Rate (in %)	Occupancy Rate (var in pts)	Average room rate	Average room rate (var in %)	RevPAR subsidiaries reported basis (1)	RevPAR subsidiaries reported basis	RevPAR subsidiaries like-for-like basis	RevPAR subsidiaries & managed reported basis
	44 540	73.3%	-0.5	43	4.6%	31	3.8%	4.0%	3.9%
ny	14 985	68.2%	+0.2	51	0.5%	35	0.8%	1.0%	0.9%
lands	2 215	71.1%	-2.1	69	1.5%	49	-1.4%	0.4%	-1.4%
m	2 473	73.6%	+1.8	61	-1.2%	45	1.3%	1.3%	1.3%
	3 259	71.8%	-0.9	48	5.9%	35	4.6%	9.6%	4.6%
	1 163	57.9%	+4.5	74	-10.6%	43	-3.0%	-0.2%	-3.0%
£)	5 995	74.5%	+1.3	48	4.7%	36	6.6%	7.1%	6.0%
n $)	109 360	64.9%	+1.3	43	3.6%	28	5.8%	5.7%	5.8%

omparable scope

File N°82-4672

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

nancial Statements				
4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
5/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

nancial Statements				
/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50
/11/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.51
/01/04	Consolidated Sales for the Full Year of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.52
/04/04	2003 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.53
/04/04	Q1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.54
/07/04	H1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.55
/09/04	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.56
/10/04	9M 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.57
/01/04	FY 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.58
/05/05	2004 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.59
/05/05	Q1 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.60
/09/05	H1 2005 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.61
/09/05	2005 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	1.62

ıvitations to Shareholders' Meetings				
6/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
2/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
5/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
2/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
0/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
5/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
0/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
5/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
5/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.
9/03/04	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.11.
8/05/05	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.12

̓hanges in Share Capital			
/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
2/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
1/12/96	Increase in share capital by FF 4,120,500 through the creation of	BALO	Decree 67-236 of March 23, 1967, article

	41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	La semaine de l'Ile de France	287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.
19/01/04	Partnership between the Barrière Desseigne family, Accor and Colony/Colyzeo	Press Release		IV.10.
11/06/04	Accor acquires 28.9% stake in Club Méditerranée	Press Release		IV.11.
18/05/05	Accor's Acquisition of a 28.9% Stake in Club Méditerranée closing	Press Release		IV.12

Other			
5/05/00	Letter to Shareholders		V.22.
0/05/00	1999 Annual Report		V.23.
5/10/00	Letter to Shareholders		V.24.
5/04/01	Letter to Shareholders		V.25.
1/06/01	2000 annual report		V.26.
1/06/02	2001 annual report		V.27
1/05/03	2002 financial statements		V.28
5/05/04	2003 financial stalements		V.29
8/05/05	2004 financial stalements		V.30

RECEIVED
2005 SEP 12 P 1:24
FICE OF INTER...
CORPORATE F...

ACCOR

Consolidated Accounts
2005 Interim Results

ACCOR.com

Contents

→ CONSOLIDATED INCOME STATEMENTS

In € millions	Notes	2004	1st sem. 2004	1st sem. 2005
Revenues		7,013	3,387	3,615
Other operating revenues		51	25	28
CONSOLIDATED REVENUES	3	**7,064**	**3,412**	**3,643**
Operating expense	4	(5,239)	(2,572)	(2,739)
EBITDAR	5	**1,825**	**840**	**904**
Rental expense	6	(790)	(392)	(406)
EBITDA		**1,035**	**448**	**498**
Depreciation, amortization and provision expense	7	(423)	(212)	(208)
OPERATING PROFIT	8	612	236	290
Financial result	9	(101)	(45)	(58)
Income from companies acounted for by the equity method, net of tax	10	2	(3)	(2)
OPERATING PROFIT BEFORE TAX		**513**	**188**	**230**
Restructuring costs	11	(22)	(5)	(8)
Impairment losses	12	(52)	(24)	(90)
Gains and losses on management of hotel properties	13	(8)	9	83
Gains and losses on management of other assets	14	(23)	(30)	23
PROFIT BEFORE TAX		**408**	**138**	**238**
Income tax expense	15	(152)	(64)	(69)
NET INCOME	38	**256**	**74**	**169**
Minority interests	25	(23)	(10)	(13)
NET INCOME, GROUP SHARE		**233**	**64**	**156**

Weighted average number of shares outstanding (in thousands)	23	199,126	197,740	218,034
EARNINGS PER SHARE (in €)		**1.17**	**0.32**	**0.72**
Fully diluted earnings per share (in €)	23	1.13	0.35	0.70
DIVIDEND PER SHARE (in €)		**1.30**	**N/A**	**N/A**
Earnings per share from continuing operations attributable to ordinary shares (in €)		1.17	0.32	0.72
Fully diluted earnings per share from continuing operations attributable to ordinary shares (in €)		1.13	0.35	0.70

➔ CONSOLIDATED BALANCE SHEETS

ASSETS In € millions	Notes	June 30, 2004	December 31, 2004	June 30, 2005
GOODWILL	16	**1,649**	**1,667**	**1,812**
INTANGIBLE ASSETS	17	**440**	**400**	**436**
PROPERTY, PLANT AND EQUIPMENT	18	**3,905**	**3,717**	**3,875**
Long-term loans	19	425	329	326
Investments in associates	20	352	598	595
Other financial investments	21	334	293	327
TOTAL NON-CURRENT FINANCIAL ASSETS		**1,111**	**1,220**	**1,248**
Deferred tax assets		398	372	310
TOTAL NON-CURRENT ASSETS		**7,503**	**7,376**	**7,681**
Inventories		53	69	74
Trade receivables	22	1,280	1,272	1,399
Other receivables and accruals	22	687	628	709
Service vouchers reserve funds		337	346	350
Receivables on asset disposals	30	15	44	13
Short-term loans	30	175	45	47
Cash and cash equivalents	30	1,006	1,666	2,483
TOTAL CURRENT ASSETS		**3,553**	**4,070**	**5,075**
Non-current assets held for sale		-	-	-
TOTAL ASSETS		**11,056**	**11,446**	**12,756**

→ CONSOLIDATED BALANCE SHEETS

EQUITY AND LIABILITIES In € millions	Notes	June 30, 2004	December 31, 2004	June 30, 2005
Share capital		593	617	618
Additional paid-in capital		1,904	2,187	2,190
Retained earnings		45	49	16
Fair value adjustments reserve	24	125	125	557
Reserve - employee benefits		5	10	14
Cumulative translation adjustment		58	(93)	138
Net income, Group share		64	233	156
SHAREHOLDERS' EQUITY, GROUP SHARE	23	**2,794**	**3,128**	**3,689**
Minority interests	25	85	70	81
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**2,879**	**3,198**	**3,770**
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	27 & 30	40	-	-
Convertible bonds (OCEANE)	28 & 30	927	950	1,317
Other long-term debt	30	2,167	2,296	1,796
Long-term finance lease liabilities	30	355	337	379
Deferred tax		416	405	320
Long-term provisions	26	87	103	106
TOTAL NON-CURRENT LIABILITIES		**6,871**	**7,289**	**7,688**
Trade accounts payables		757	760	866
Other payables and income tax payable	22	1,340	1,234	1,381
Service vouchers in circulation		1,390	1,561	1,656
Current provisions	26	145	148	150
Short-term debt and finance lease liabilities	29 & 30	363	382	944
Bank overdrafts	30	190	72	71
TOTAL CURRENT LIABILITIES		**4,185**	**4,157**	**5,068**
Liabilities on available-for-sale investments		-	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**11,056**	**11,446**	**12,756**

→ CONSOLIDATED CASH FLOW STATEMENTS

In € millions	Notes	2004	1st sem. 2004	1st sem. 2005
+ EBITDA		1,035	448	498
- Finance result		(101)	(45)	(58)
- Income tax expense		(144)	(63)	(82)
- Elimination of depreciation, amortization and provision expense included in EBITDA		57	3	11
- Elimination of provision movements included in financial result and income tax expense		-	21	29
+ Dividends received from associates		6	1	4
= FUNDS FROM OPERATIONS	31	**853**	**365**	**402**
+ Cash received (paid) on non-recurring transactions and restructurating costs		(67)	(34)	(11)
+ Decrease (increase) in working capital	32	130	(28)	61
= NET CASH FROM OPERATING ACTIVITIES (A)		**916**	**303**	**452**
- Renovation and maintenance expenditures	33	(314)	(130)	(170)
- Development expenditures	34	(*) (680)	(162)	(158)
+ Proceeds from asset disposals		429	107	197
= NET CASH USED IN INVESTMENTS/DIVESTMENTS (B)		**(565)**	**(185)**	**(131)**
+ Proceeds from issue of share capital		(**) 312	-	438
- Reduction in capital		-	-	-
- Dividends paid		(284)	(279)	(278)
- Repayments of long-term debt		(49)	(4)	(215)
- Payment of finance lease liabilities		(33)	(15)	(46)
+ New long term debt		128	18	591
= INCREASE (DECREASE) IN LONG-TERM DEBT		**46**	**(1)**	**330**
+ Increase (decrease) in short-term debt		131	(22)	30
= NET CASH FROM FINANCING ACTIVITIES (C)		**205**	**(302)**	**520**
- EFFECT OF CHANGES IN EXCHANGE RATES (D)		**11**	**(24)**	**(24)**
= NET CHANGE IN CASH AND CASH EQUIVALENTS (E) = (A)+(B)+(C)+(D)	30	**567**	**(208)**	**817**
+ Cash and cash equivalents at beginning of period		1,024	1,024	1,594
+ IFRS adjustments to cash and cash equivalents		-	-	-
Effect of changes in fair value of cash and cash equivalents		3	-	1
- Cash and cash equivalents at end of period		1,594	816	2,412
= NET CHANGE IN CASH AND CASH EQUIVALENTS (F)	30	**567**	**(208)**	**817**

(*) Including €308 million for the acquisition of Club Méditerranée (see Note 2.D.2).

(**) Including €296 million for the acquisition of Club Méditerranée (see Note 2.D.2).

➔ CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

In € millions	Number of shares outstanding	Share capital	Additional paid-in capital	Translation reserve	Fair value adjustments reserve (3)	Reserve employee benefits	Retained earnings and profit for the period	Share-holders' Equity	Minority interests	Consolidated Shareholders' Equity
AT JANUARY 1, 2004	**197,730,819**	**593**	**1,903**	**-**	**125**	**-**	**315**	**2,936**	**86**	**3,022**
Issues of share capital										
• On conversion of equity notes (ORANE)	**6,965,325**	21	258					**279**		**279**
• On exercise of stock options	**94,500**	-	1					**1**		**1**
• Club Méditerranée earn-out payable in stock (1)										
• On mergers	**391,134**	2	9					**11**	**4**	**15**
• Employee share issue										
• Treasury stock	**550,000**	1	16					**17**		**17**
Gross dividends paid							(266)	**(266)**	**(20)**	**(286)**
Profit for the period				(93)			-	**(93)**	**(2)**	**(95)**
Gains (losses) taken to equity on cash flow hedges							233	**233**	**23**	**256**
Valuation gains (losses) taken to equity on available-for-sale investments										
Change in reserve for employee benefits						10		**10**		**10**
Cost of share-based payments										
Deferred tax on items taken directly to equity										
Effect of changes of accounting method									**(21)**	**(21)**
AT DECEMBER 31, 2004	**205,731,778**	**617**	**2,187**	**(93)**	**125**	**10**	**282**	**3,128**	**70**	**3,198**
Issues of share capital										
• On conversion of equity notes (ORANE)										
• On exercise of stock options	**124,725**	1	3					**4**		**4**
• Club Méditerranée earn-out payable in stock (2)	-									
• On mergers	-									
• Employee share issue							**(266)**	**(266)**	**(11)**	**(277)**
• Treasury stock	-									
Gross dividends paid				231				**231**	**8**	**239**
Profit for the period							156	**156**	**13**	**169**
Gains (losses) taken to equity on hedging instruments					**432**			**432**		**432**
Fair value adjustments on financial instruments						4		**4**		**4**
Change in reserve for employee benefits										
Cost of share-based payments										
Deferred tax on items taken directly to equity										
Effect of changes of accounting method									**1**	**1**
AT JUNE 30, 2005 (1)	**205,856,503**	**618**	**2,190**	**138**	**557**	**14**	**172**	**3,689**	**81**	**3,770**

(1) Corresponding mainly to the earn-out payment due to CDC in connection with the acquisition of Club Méditerranée, which is payable in stock. In accordance with IFRS standards, this liability was recorded as a deduction from equity at the acquisition date, together with the Accor shares lodged as collateral for the earn-out payment.

(2) At June 30, 2005, Accor held 1,528,731 shares in treasury, with a fair value of €59 million (cost: €63 million). These shares have been deducted from equity at cost.

(3) Corresponding to the recognition in equity of the equity component of the OCEANE convertible bonds and ORA equity notes (see Note 24).

Exchange differences on translating foreign operations for the six months ended June 30, 2005, in the amount of €239 million, mainly concern the US dollar. The strengthening of the dollar against the euro during the period led to a €150 million positive translation adjustment to the Group's North American assets, primarily Motel 6 and Red Roof Inns.

The period-end euro/US dollar exchange rates applied to prepare the consolidated financial statements were as follows:

- 1.2630 at December 31, 2003
- 1.3621 at December 31, 2004
- 1.2092 at June 30, 2005.

Details on shares	December 31, 2004	June 30, 2005
Total number of shares authorized	206,710,509	206,835,234
Number of fully paid shares issued and outstanding	206,710,509	206,835,234
Number of shares issued and outstdanding not fully paid	-	-
Par value per share (in €)	3	3
Treasury stock	1,528,731	1,528,731
Number of shares held for allocation on exercise of stock options and grants	-	-

→ KEY MANAGEMENT RATIOS

	Note	2004	1st semester 2005
Gearing	a	71%	52%
Adjusted Funds from Operations/Adjusted Net Debt	b	15.6%	17.2%
Interest Cover	c	5.4x	5.8x
Return on Capital Employed	d	10.0%	10.4%
Economic Value Added (in € millons)	e	184	226

Note (a) Gearing corresponds to the ratio of net debt to equity (including minority interests).

Note (b) Adjusted Funds from Operations/Adjusted Net Debt is calculated as follows, corresponding to the method used by the main rating agencies:

- Funds from Operations reported in the cash flow statement are adjusted by adding back two-thirds of rental expense.
- Net Debt is adjusted to take into account business acquisitions and disposals, prorated on the basis of their income statement impact. For example, the proceeds from a disposal carried out on December 31 will be eliminated in full from the cash equivalents used to compute net debt. Adjusted net debt includes eight times annual rental expense, in accordance with the method recommended by the leading rating agencies.

Note (c) Interest Cover corresponds to EBITDA expressed as a multiple of net finance cost (excluding exchange gains, financial provisions and dividend income) plus one third of rental expense.

Note (d) Return on Capital Employed (ROCE) is defined below.

Note *(e)* *Economic Value Added (EVA®).*

Economic Value Added (EVA) has been calculated as follows:

	2004	1st sem. 2005
Cost of equity (1)	8.53%	7.73 %
Cost of debt (after tax)	3.40%	3.19 %
Equity/debt weighting		
• Equity	58.36 %	65.75 %
• Debt	41.64 %	34.25 %
Weighted Average Cost of Capital (WACC) (2)	**6.39** %	**6.18** %
ROCE after tax (3)	**8.09** %	**8.24** %
Capital Employed (see ROCE below) (in € millions)	**10,883**	**10,951**
Economic Value Added (in € millions) (4)	**184**	**226**

(1) The Beta used to calculate the cost of equity for 2004 and 2005 was 1.

(2) WACC is determined as follows:

$$\text{Cost of equity x } \frac{\text{Equity}}{\text{(Equity + Debt)}} + \text{Cost of debt x } \frac{\text{Debt}}{\text{(Equity + Debt)}}$$

(3) ROCE after tax is determined as follows:

$$\frac{\text{EBITDA – [(EBITDA – depreciation, amortization and provisions) x tax rate]}}{\text{Capital employed}}$$

For example, at June 30, 2005 the data used in the formula were as follows:

EBITDA :	€ **1,136** million
Depreciation, amortization and provisions	€ -419 million
Notional tax rate	**32.5%**
Capital employed	€ **10,951** million

(4) EVA is determined as follows:

(ROCE after tax – WACC) x Capital Employed

➔ RETURN ON CAPITAL EMPLOYED (ROCE) BY BUSINESS SEGMENT

Return on Capital Employed (ROCE) is a key management indicator used internally to measure the performance of the Group's various businesses.

It is also an indicator of the profitability of assets that are either not consolidated or accounted for by the equity method.

It is calculated on the basis of the following aggregates derived from the consolidated financial statements:

- Adjusted EBITDA : for each business, EBITDA plus revenue on financial assets and investments in associates (dividends and interest).
- Capital Employed : for each business, the average cost of non-current assets, before depreciation, amortization and provisions, plus working capital.

ROCE corresponds to the ratio between EBITDA and average capital employed for the period. In first-half 2005, ROCE stood at 10.4% versus 10.0% in fiscal 2004. Excluding hotels under construction (representing capital employed that does not currently generate any EBITDA), ROCE would have been 10.5% in first-half 2005 and 10.1% in fiscal 2004.

In € millions	12 months ended December 31, 2004	12 months ended June 30, 2005
Capital employed	11,043	11,668
Adjustments for business acquisitions and disposals (1)	(342)	(966)
Effect of exchange rate changes on capital employed (2)	182	249
Average Capital Employed	**10,883**	**10,951**
EBITDA	1,035	1,084
Interest income on external loans and dividends	43	43
Share of profit of associates	8	9
ADJUSTED EBITDA	**1,086**	**1,136**
ROCE (ADJUSTED EBITDA/CAPITAL EMPLOYED)	**10.0%**	**10.4%**

(1) For the purpose of calculating ROCE, capital employed in businesses acquired or disposed of during the period is prorated over the period of EBITDA recognition in the income statement. For example, the capital employed of a business acquired on December 31 that did not generate any EBITDA during the year would not be included in the calculation.

(2) Capital employed is translated at the average exchange rate for the year, corresponding to the rate used to translate EBITDA.

RETURN ON CAPITAL EMPLOYED (ROCE) BY BUSINESS SEGMENT

Return on capital employed (ratio between EBITDA and average capital employed) over a 12-month rolling period is as follows, by business segment:

Business	12 months ended December 31, 2004		12 months ended June 30, 2005	
	Capital Employed In € millions	ROCE %	Capital Employed In € millions	ROCE %
HOTELS	**8,157**	**9.3**	**8,161**	**10.2**
Up and Midscale Hotels (1)	4,223	7.1	4,267	7.2
Economy Hotels (2)	1,778	15.4	1,766	16.0
Economy Hotels United States	2,156	6.8	2,128	7.0
SERVICES	**801**	**24.6**	**849**	**25.1**
OTHER BUSINESSES				
Travel Agencies	454	11.0	510	12.6
Casinos	249	14.7	366	11.9
Restaurants	231	12.0	235	12.8
Onboard Train Services	128	8.8	110	15.5
Other	863	4.8	720	3.9
GROUP TOTAL	**10,883**	**10.0**	**10,951**	**10.4**

(1) 7.3% and 7.5 % excluding hotels under construction at December 31, 2004 and June 30, 2005, respectively.

(2) 17.9% and 21.3 % excluding hotels under construction at December 31, 2004 and June 30, 2005, respectively.

➔ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In accordance with European Commission regulation 1606/2002 dated July 19, 2002 on the application of international financial reporting standards, the Accor Group consolidated financial statements have been prepared in accordance with the International Accounting Standards and International Financial Reporting Standards (IASs/IFRSs) endorsed by the European Union and applicable from January 1, 2005.

In preparation for the publication of 2005 IFRS financial statements, an opening IFRS balance sheet has been prepared at January 1, 2004 in accordance with IFRS 1 – First Time Adoption of International Financial Reporting Standards, together with IFRS financial statements for 2004. The standards applied include IAS 32 and IAS 39. This IFRS financial information was disclosed at the time of presentation of the consolidated financial statements for the year ended December 31, 2004. Note 43 describes the principles applied to prepare the opening IFRS balance sheet at January 1, 2004, as well as the differences compared with French Generally Accepted Accounting Principles applied in prior years and their impact on the 2004 opening and closing balance sheets and income statement.

In accordance with the February 2004 and January 2005 recommendations of the Committee of European Securities Regulators (CESR), the first-half 2005 financial statements have been prepared on the basis of IAS/IFRS recognition and measurement principles endorsed by the European Union as of June 30, 2005, while maintaining the same presentation as in the French Gaap financial statements (CNC 99-R01). Consequently, the notes to the interim financial statements for the six months ended June 30, 2005 do not include all the disclosures required under IFRS.

Certain standards may change in the second half of 2005. Retrospective application of any revised standards could lead to changes on the IFRS consolidated financial statements for 2004 and first-half 2005.

The financial statements of consolidated companies, prepared in accordance with local accounting principles, have been restated to conform to Group policies prior to consolidation. All consolidated companies have a December 31 year-end, except for Groupe Lucien Barrière SAS, Club Méditerranée and Go Voyages whose year-end is October 31.

The consolidated financial statements have been prepared using the historical cost convention, except for available-for-sale investments, derivative financial instruments and certain financial assets and services received in equity-settled transactions which are measured at fair value. The main accounting methods applied are as follows:

A. Consolidation methods

The companies over which the Group exercises exclusive *de jure* or *de facto* control, directly or indirectly, are fully consolidated.

Companies controlled and operated jointly by Accor and a limited number of partners under a contractual agreement, are proportionally consolidated.

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is considered as being exercised when the Group owns between 20% and 50% of the voting rights.

The assets and liabilities of subsidiaries acquired during the period are initially recognized at their fair value at the acquisition date. Minority interests are determined based on the initially recognized fair values of the underlying assets and liabilities.

B. Goodwill

In the year following the acquisition of a consolidated company, fair value adjustments are made to the identifiable assets and liabilities acquired. For this purpose, fair values are determined in the new subsidiary's local currency.

In subsequent years, these fair value adjustments follow the same accounting treatment as the items to which they relate.

B.1. POSITIVE GOODWILL

Goodwill, representing the excess of the cost of a business combination over the Group's equity in the net fair value of the identifiable assets and liabilities acquired at the acquisition date, is recognized in assets under "Goodwill".

Goodwill arising on acquisition of associates – corresponding to companies over which the Group exercises significant influence – is recognized in the carrying amount of the investment. Goodwill arising on acquisition of subsidiaries and jointly controlled entities is reported separately.

In accordance with IFRS 3 "Business Combinations", goodwill is not amortized but is tested for impairment at least once a year and more frequently if there is any indication that it may be impaired. The methods used to test goodwill for impairment are described in Note 1.D.6. If the carrying amount of goodwill exceeds the recoverable amount, an irreversible impairment loss is recognized in profit.

B.2.NEGATIVE GOODWILL

Negative goodwill, representing the excess of the Group's equity in the net fair value of the identifiable assets and liabilities acquired at the acquisition date over the cost of the business combination, is recognized immediately in profit. If all or part of the excess corresponds to future costs or losses expected to arise in respect of the acquired business, the amount concerned is recognized in profit in the period in which the costs or losses are incurred.

C. Foreign currency translation

The balance sheets of foreign subsidiaries are translated into euros at the closing exchange rate, and their income statements are translated at the average rate for the period. Differences arising from translation are recorded as a separate component of equity and recognized in profit on disposal of the business.

For subsidiaries operating in hyperinflationary economies, non-monetary assets and liabilities are translated at the exchange rate on the transaction date (historical rate) and monetary assets and liabilities are translated at the closing rate. In the income statement, income and expenses related to non-monetary assets and liabilities are translated at the historical rate and other items are translated at the average rate for the month in which the transaction was recorded. Differences arising from the application of this method are recorded in the income statement under "Finance cost, net".

D. Non-current assets

D.1. INTANGIBLE ASSETS

In accordance with IAS 38 "Intangible Assets", intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses.

Brands and lease premiums ("droit au bail") in France are considered as having indefinite useful lives and are therefore not amortized. Their carrying amount is reviewed at least once a year and more frequently if there is any indication that they may be impaired. If their fair value determined according to the criteria applied at the acquisition date is less than their carrying amount, an impairment loss is recognized (see Note 1.D.6).

Other intangible assets are considered as having finite useful lives. They are amortized on a straight-line basis over their useful lives.

Identifiable intangible assets recognized in a business combination are initially recognized at amounts determined by independent valuations, performed using relevant criteria for the business concerned that can be applied for the subsequent measurement of the assets. Identifiable brands are measured based on multiple criteria, taking into account both brand equity and their contribution to profit.

D.2. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses, in accordance with IAS 16 – Property, Plant and Equipment. Cost includes borrowing costs directly attributable to the construction of assets. The cost of hotel properties includes an initial estimate of the costs of restoring the properties and the site on which they are located.

Assets under construction are measured at cost less any accumulated impairment losses. They are depreciated from the date when they are ready for use.

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, determined by the components method, from the date when they are put in service. The main depreciation periods applied are as follows:

	Upscale and Midscale Hotels	Economy Hotels
Buildings	50 years	35 years
Building improvements, fixtures and fittings	7 to 25 years	
Capitalized construction-related costs	50 years	35 years
Equipment	5 to 15 years	

D.3. BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are included in the cost of the asset. Other borrowing costs are recognized as an expense for the period in which they are incurred.

D.4. FINANCE LEASES AND SALE-AND-LEASEBACK TRANSACTIONS

Leases that transfer substantially all the risks and rewards incidental to ownership of an asset to the lessee are qualified as finance leases and accounted for as follows:

- The leased item is recognized as an asset at an amount equal to its fair value or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease.
- A liability is recognized in the same amount, under "Finance lease liabilities".
- Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability.
- The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The asset is depreciated over its useful life, in accordance with Group accounting policy, if there is reasonable certainty that the Group will obtain ownership of the asset by the end of the lease term; otherwise the asset is depreciated by the components method over the shorter of the lease term and its useful life.

Where sale-and-leaseback transactions result in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term, unless there has been impairment in value.

Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term. Future minimum lease payments under non-cancelable operating leases are disclosed in Note 6. Where sale-and-leaseback transactions result in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. Fair value for this purpose is generally determined based on independent valuations.

D.5. OTHER FINANCIAL INVESTMENTS

Other financial investments, corresponding to investments in non-consolidated companies, are measured at fair value. Changes in fair value are accumulated in equity and recognized in profit when the investments are sold.

D.6. RECOVERABLE AMOUNT OF INTANGIBLE ASSETS

In accordance with IAS 36 "Impairment of Assets", the carrying amounts of property, plant and equipment and intangible assets are reviewed at each year-end and are compared to their value in use when there is any indication that they may be impaired. Goodwill and lease premiums, which are considered as having an indefinite useful life, are tested for impairment once a year.

Impairment tests are performed at the level of the cash-generating unit (CGU) to which the asset belongs, except for intangible assets which are tested individually. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In the hotel business, each hotel is considered as representing a separate CGU. For goodwill, the CGU is defined as the property, plant and equipment, intangible assets and goodwill allocated to a specific business and country. Tangible assets are tested individually.

Method used to determine value in use for the impairment testing of property, plant and equipment and goodwill

The value in use of property, plant and equipment is determined according to a two-step approach, as follows:

1. Determination of the market price, defined as a multiple of EBITDA. If the market price is less than the carrying amount, the asset's value in use is calculated.

2. Valuation by the discounted cash flows method, including a terminal value estimated on the basis of the projected long-term rate of growth in revenues from the assets. The projection period is limited to five years and the discount rate applied is the rate after tax. If the value in use is less than the carrying amount, an impairment loss is recognized in an amount corresponding to the lower of the losses calculated by the market price and discounted cash flows methods. Impairment losses are recognized in the income statement under "Impairment losses" (see Note 1.P.6).

In accordance with IAS 36, impairment losses on goodwill are irreversible, but losses on property, plant and equipment are reversible in the case of a change in estimates used to determine their recoverable amount.

Method used to determine value in use for the impairment testing of intangible assets

The value in use of intangible assets is determined by the discounted cash flows method, including a terminal value estimated on the basis of the projected long-term rate of growth in revenues from the assets. The projection period is limited to five years, the projections are based on after-tax amounts and the discount rate applied is also the rate after tax.

Impairment losses on intangible assets with a finite useful life, such as patents and software, are irreversible. Losses on intangible assets with an indefinite useful life, such as brands, are reversible in the case of a change in estimates used to determine their recoverable amount.

Criteria used for impairment tests

For impairment testing purposes, the following are considered as indicators of a possible impairment in value:

Business	First indicator	Second indicator
Hotels	15% fall in revenue, based on a comparable consolidation scope	30% fall in EBITDA, based on a comparable consolidation scope
Services	15% fall in revenue, based on a comparable consolidation scope	30% fall in EBITDA, based on a comparable consolidation scope
Travel agencies	15% fall in revenue, based on a comparable consolidation scope	30% fall in EBITDA, based on a comparable consolidation scope
Casinos	15% fall in revenue, based on a comparable consolidation scope	30% fall in EBITDA, based on a comparable consolidation scope

EBITDA multiples used for the application of the market price method

The market price method consists of calculating each hotel's average EBITDA for the last two years and applying a multiple based on the hotel's location and category. The multiples applied by the Group are as follows:

Segment	
Upscale and midscale hotels	7.5 < x < 10.5
Economy hotels	6.5 < x < 8
Economy hotels USA	6.5 < x < 8

For impairment tests on goodwill, performed at country level, market price is determined by applying to the company's average EBITDA for the last two years a multiple based on its geographic location and a country coefficient.

Non-current assets held for sale and discontinued operations

In accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", assets held for sale are presented separately on the face of the balance sheet, at the lower of their carrying amount and fair value less costs to sell.

Assets are classified as "held for sale" when they are available for immediate sale in their present condition, their sale in the foreseeable future is highly probable and an active program to find a buyer has been initiated by management.

E. Inventories

Inventories are measured at the lower of cost and net realizable value, in accordance with IAS 2 "Inventories". Cost is determined by the weighted average cost method.

F. Service vouchers reserve funds

Service voucher reserve funds are held in special escrow accounts, to comply with legal restrictions in France on the use of Ticket Restaurant operating funds.

G. Prepaid expenses

Prepaid expenses correspond to expenses paid during the period that relate to subsequent periods. They also include the effect of recognizing rental expenses on a straight-line basis over the life of the lease (see Note 6). Prepaid expenses are included in "Other receivables and accruals".

H. Employee benefits expense

Employee benefits expense includes all amounts paid and payable to employees, including profit-sharing and the cost of stock option plans.

I. Provisions

In accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", a provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The amount of each provision is determined based on the type of obligation and the most probable assumptions.

Provisions for restructuring costs are recorded when the Group has a detailed formal plan for the restructuring and the plan's main features have been announced to those affected by it.

J. Pensions and other post-employment benefits

The Group operates various supplementary pension, length-of-service award and other post-employment benefit plans, in accordance with the laws and practices of the countries where it does business. These plans are either defined contribution or defined benefit plans.

Under defined contribution plans, the Group pays fixed contributions into a separate fund and has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay benefits. Contributions under these plans are recognized immediately as an expense.

For defined benefit plans, including multi-employer plans when the manager is able to provide the necessary information, the Group's obligation is determined in accordance with IAS 19 – Employee Benefits, by the projected unit credit method based on actuarial assumptions related to future salary levels, retirement age, mortality, staff turnover and the discount rate. These assumptions take into account the macro-economic environment and other specific conditions in the various host countries.

Pension and other retirement benefit obligations take into account the market value of plan assets. The amount recognized in the balance sheet corresponds to the discounted present value of the defined benefit obligation less the fair value of plan assets. Any surpluses, corresponding to the excess of the fair value of plan assets over the projected benefit obligation, are recognized only when they represent the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. Actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized immediately in profit.

The net defined benefit obligation is recognized in the balance sheet under "Provisions".

K. Translation of foreign currency transactions

Foreign currency transactions are recognized and measured in accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates". As prescribed by this standard, each Group entity translates foreign currency transactions into its functional currency at the exchange rate on the transaction date.

Foreign currency receivables and payables, other than those hedged against currency risks, are translated into euros at the closing exchange rate. Foreign currency financial liabilities measured at fair value are translated at the exchange rate on the valuation date. Gains and losses arising from translation are recognized in "Finance cost, net", except for gains and losses on financial liabilities measured at fair value which are recognized in equity.

L. Deferred tax

In accordance with IAS 12 "Income Taxes", deferred taxes are recognized on temporary differences between the carrying amount of assets and liabilities and their tax base by the liability method. This method consists of adjusting deferred taxes at each period-end, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The effects of changes in tax rates (and tax laws) are recognized in the income statement for the period in which the change occurs in which

A deferred tax liability is recognized for all temporary differences, except when it arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and which, at the time of the transaction, affects neither accounting profit nor taxable profit. The only exception concerns deferred taxes arising from the difference in treatment of certain leases accounted for as operating leases in the individual company accounts and as finance leases in the consolidated accounts.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures except when:

- The Group is able to control the timing of the reversal of the temporary difference; and
- It is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognized for ordinary and evergreen tax loss carryforwards only when it is probable that the asset will be recovered in the foreseeable future.

Income taxes are normally recognized in the income statement. However, when the underlying transaction is recognized in equity, the related income tax is also recorded in equity.

In accordance with IAS 12, deferred taxes are not discounted.

M.1. Share-based payments

In accordance with the transitional provisions of IFRS 2 "Share-based Payment", employee benefits expense is recognized only for grants of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested at January 1, 2005.

IFRS 2 applies to four stock option plans set up between 2003 and June 30, 2005. The options are not subject to any restrictions, except that grantees must still be employed by the Group at the vesting date.

The services cost representing consideration for the stock options are recognized in expenses over the vesting period by adjusting equity. The expense recognized in each period corresponds to the fair value of the goods and services received at the grant date, as determined using the Black & Scholes option-pricing model.

When the options are exercised, the cash settlement is recorded in cash and cash equivalents and in equity. The amount recognized in equity is allocated between "Share capital" and "Additional paid-in capital".

PAYMENTS BASED ON THE SHARES OF ACCOR GROUP SUBSIDIARIES

Stock option plans have also been set up by certain Group companies, mainly in the United States and France. As the subsidiaries concerned are not listed on the stock exchange, Accor has given a commitment to buy back the shares issued on exercise of the options at a price based on their fair value, generally corresponding to a multiple of EBITDA less net debt. Most of these plans are governed by IFRS 2. Since they represent cash-settled plans, the related cost is accrued over the vesting period and the accrual is adjusted at each period-end based on updated valuation assumptions.

M.2. Treasury stock

Accor shares held by the Company and/or subsidiaries are recognized as a deduction from equity.

Gains and losses on sales of treasury stock (and the related tax effect) are recognized directly in equity without affecting profit. No impairment losses are recognized on treasury stock.

N. Financial instruments

Financial assets and liabilities are recognized and measured in accordance with IAS 39 "Financial Instruments", Recognition and Measurement, which has been adopted early as from January 1, 2004.

Financial assets and liabilities are recognized in the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

FINANCIAL ASSETS

Financial assets are classified between the three main categories defined in IAS 39, as follows:

- Time deposits and loans to non-consolidated companies are classified as "Loans and receivables" and measured at amortized cost.
- Bonds and other marketable securities intended to be held to maturity are classified as "Held to maturity investments" and measures at amortized cost. For these two categories, amortized cost is equivalent to purchase cost, because no material transaction costs are incurred.
- Equities, mutual fund units and investments in non-consolidated companies are classified as "Available for sale financial assets" and are measured at fair value, with changes in fair value recognized in equity.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments such as interest rate and currency swaps, caps and forward purchases of foreign currencies, are used solely to hedge exposures to changes in interest rates and exchange rates.

They are measured at fair value. Changes in fair value are recognized in profit, except for instruments qualified as cash flow hedges (hedges of variable rate debt) for which changes in fair value are recognized in equity.

The fair value of interest rate derivatives is equal to the present value of the instrument's future cash flows, discounted at the interest rate for zero-coupon bonds. The fair value of currency derivatives is determined based on the forward exchange rate at the period-end.

FINANCIAL LIABILITIES HEDGED BY DERIVATIVE INSTRUMENTS

Financial liabilities hedged by derivative instruments qualify for hedge accounting. The derivative instruments are classified as either fair value hedges or cash flow hedges.

Financial liabilities hedged by fair value hedges are measured at fair value, taking into account the effect of changes in interest rates. Changes in fair value are recognized in profit and are offset by changes in the fair value of the hedging instrument.

Financial liabilities hedged by cash flow hedges are measured at amortized cost. Changes in the fair value of the hedging instrument are accumulated in equity and are reclassified into profit in the same period or periods during which the financial liability affects profit.

BANK BORROWINGS

Interest-bearing drawdowns on lines of credit and bank overdrafts are recognized for the amounts received, net of direct issue costs. Interest expense, including issue or redemption premiums, is recognized by the effective interest method. Accrued is added to the carrying amount of the financial liability.

CONVERTIBLE BONDS

Convertible bonds are qualified as hybrid instruments comprising a host contract, recognized in debt, and an embedded derivative, recognized in equity. The carrying amount of the host contract or debt component is equal to the present value of future principal and interest payments, discounted at the rate that would be applicable to ordinary bonds issued at the same time as the convertible bonds, less the value of the conversion option calculated at the date of issue. The embedded derivative or equity component is recognized in equity for an amount corresponding to the difference between the nominal amount of the issue and the value attributed to the debt component. Costs are allocated to the two components based on the proportion of the total nominal amount represented by each component. The difference between interest expense recognized in accordance with IAS 39 and the interest paid is added to the carrying amount of the debt component at each period-end, so that the carrying amount at maturity of unconverted bonds corresponds to the redemption price.

OTHER FINANCIAL LIABILITIES

Other financial liabilities are measured at amortized cost. Amortized cost is determined by the effective interest method, taking into account the costs of the issue and any issue or redemption premiums.

O. Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, and short-term investments in money market instruments. These instruments generally have maturities of less than three months and are readily convertible into known amounts of cash; their exposure to changes in value is minimal.

P. Income statement and cash flow statement presentation

P.1. REVENUE

In accordance with IAS 18 – Revenue, revenue corresponds to the value of goods and services sold in the ordinary course of business by fully and proportionally consolidated companies. It includes:

- For directly owned and leased hotels, all revenues received from clients for accommodation, catering and other services, and for managed and franchised hotels, all management and franchise fees.
- For the service businesses, fees received from client companies, contributions received from restaurant operators, royalties for the use of Group trademarks and technical assistance fees.
- For the travel agency business, distribution commissions on ticket sales and car hire and hotel bookings, service fees and the margin on vacation package sales with no risk for the Group.
- For onboard train services, sleeping compartment and food services billed to railway operators and grants received.
- For casinos, gross gaming receipts (slot machines and traditional casino games).

Revenue is measured at the fair value of the consideration received or receivable, net of all discounts and rebates, VAT and other sales taxes.

Revenue from product sales is recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenue from sales of services is recognized when the service is rendered.

P.2. OTHER OPERATING REVENUE

Other operating revenue consists of interest income on service voucher reserve funds. The interest corresponds to the service voucher's operating revenue and is added to book revenue to determine consolidated revenue.

P.3. EBITDAR

Earnings before interest, tax, depreciation, amortization and rental expense (EBITDAR) correspond to revenues less operating expenses. EBITDAR is used as a key management indicator.

P.4. OPERATING PROFIT BEFORE TAX

Profit from ordinary activities is an indicator of Group performance after financing costs. It corresponds to operating profit less finance cost plus the Group's share of the profits of associates.

P.5. RESTRUCTURING COSTS

Restructuring costs correspond to all the costs incurred in connection with restructuring operations.

P.6. IMPAIRMENT LOSSES

Impairment losses correspond to all the losses and provisions recorded in accordance with IAS 36 "Impairment of Assets".

P.7. GAINS AND LOSSES ON MANAGEMENT OF HOTEL PROPERTIES

Gains and losses on management of hotel properties arise from the routine management of the hotel portfolio. The transactions concerned are not directly related to the management of continuing operations.

P.8. GAINS AND LOSSES ON MANAGEMENT OF OTHER ASSETS

This item corresponds to gains and losses on management of fixed assets other than hotels and movements in provisions for the impairment in value of these assets, as well as other non-operating gains and losses. The transactions concerned are not directly related to the management of continuing operations.

P.9. PROFIT OR LOSS FROM DISCONTINUED OPERATIONS

Profit or loss from discontinued operations combines on a single line all components of the net profit or loss of a company or a significant group of assets that is held for sale or of a discontinued business.

P.10. CASH FLOW STATEMENT

The cash flow statement is presented on the same basis as the management reporting schedules used internally to manage the business. It shows cash flows from operating, investing and financing activities.

Cash flows from operating activities include:

- Funds from operations, before non-recurring items and after changes in deferred taxes and gains and losses on disposals of assets.
- Cash received and paid on non-recurring transactions.
- Changes in working capital.

Cash flows from investing activities comprise:

- Renovation and maintenance expenditure to maintain in a good state of repair operating assets held at January 1 of each year.
- Development expenditures, including the fixed assets of newly consolidated subsidiaries and additions to fixed assets of existing subsidiaries.
- Proceeds from asset disposals.

Cash flows from financing activities include:

- Changes in capital
- Changes in debt.

Q. Earnings per share

The methods used to calculate basic and diluted earnings per share are in accordance with IAS 33 – Earnings Per Share.

R. Other information

The Management Board and the Supervisory Board approved these interim financial statements for publication on September 6, 2005.

Current assets and liabilities are assets and liabilities that the Group expenses to recover or settle:

- In the normal course of business, or
- Within twelve months of the period-end.

NOTE 2. SIGNIFICANT EVENTS AND CHANGES IN SCOPE OF CONSOLIDATION

A. New property management strategy

Accor has continued to implement an asset management strategy whereby hotel operating methods are tailored to the segment, the unit's profitability and the related risks. The strategy reflects three main objectives:

A.1. UPSCALE HOTELS (SOFITEL)

Reduce capital employed and earnings volatility through "Sale-and-Management Back" transactions

The strategy for upscale hotels (Sofitel) consists of selling the hotel properties while continuing to manage the business, retaining a minority interest depending on the circumstances. The aim is to convert 75% of Sofitel hotels to managed units by 2006, compared with 55% in 2004.

A.2. MIDSCALE HOTELS

Reduce cyclical fluctuations in consolidated earnings by variabilizing hotel property carrying costs through "Sale-and-Variable Leaseback" transactions

In the Midscale segment, fixed rent leases are being replaced by variable rent leases based on a percentage of revenue, without any guaranteed minimum. One of the aims is to variabilize a proportion of fixed costs. By 2006, 15% of the Novotel and Mercure units are expected to be at variable rents, compared with just 1% in 2004.

First-half 2005 transactions

In line with the Group's new property management strategy for the Midscale segment, in March 2005 an initial contract was signed with Foncière des Murs, a consortium made up of Foncière des Regions, Generali, Assurances Crédit Mutuel Vie and Prédica (Crédit Agricole Group) for the sale-and-variable leaseback of 128 hotels in France worth €1,025 million.

The leases are for an initial term of 12 years, renewable four times per hotel at Accor's discretion. The rent is equal to 15.5% of revenue, without any guaranteed minimum, reduced to 14.5% at the first renewal date.

The transaction released **€146 million in cash** and generated a **€109 million capital gain net of transfer costs.**

Foncière des Murs has also agreed to finance a €97 million refurbishment program, which will help to speed up Novotel's repositioning with the new "Novation" room.

A.3. ALL SEGMENTS

Optimize operating profit by selling non-strategic assets

This program includes both outright sales and "sale-and-franchise back" transactions.

First-half 2005 transactions

- Outright sales

During the period, four hotels were sold outright. The transactions, which were decided primarily in order to take advantage of market opportunities, concerned two Red Roof Inns sold in connection with the room refurbishment program and two Novotel units in Germany, sold under the program to rationalize the hotel portfolio following the acquisition of the stake in Dorint.

- Sale-and-franchise back transactions

The businesses of 22 leased German hotels – representing annual rental expense of €15 million – were sold and franchised back under the Mercure brand. The objective of the transaction is to improve earnings by approximately €4 million on a full year basis.

B. Hotel Division development strategy

Accor plans to strengthen its leading positions in Europe and step up the pace of market share gains in high potential countries and regions. In the next three years, expansion plans will focus primarily on the Economy hotel segment in Europe and emerging markets (China, India, Russia, Middle East and Latin America).

B.1. HOTELS GERMANY: ACQUISITION OF AN INTEREST IN DORINT AG

B.1.1. Acquisition of an interest in Dorint AG in 2002

In 2002, Accor acquired a 30% interest in the Dorint AG hotel group for €49 million. The purpose of the transaction was to increase the Group's market share in Germany at the bottom of the cycle. The Dorint AG Management Board and Supervisory Board approved the creation of a strategic partnership with Accor based on franchise and marketing agreements. All the Dorint hotels were co-branded Dorint Sofitel or Dorint Novotel or converted to the Mercure brand, and the Dorint sales and marketing teams were integrated in the Accor network from February 1, 2003.

Accor has an option to purchase an additional 25% of Dorint from its major shareholder, Dr. Herbert Ebertz, between 2008 and 2010, at a price corresponding to a multiple of EBITDA less consolidated net debt with a €45 million floor. In connection with the original transaction, Accor made a €35 million loan to Dr. Ebertz and gave Dorint AG a €25 million bank guarantee *pari passu* with Dr. Ebertz.

Dorint AG has been accounted for by the equity method since the end of first-half 2003, based on the Group's percentage interest in each period (30% in first-half 2003).

B.1.2. 2003/2004 restructuring

At the end of first-half 2003, Accor SA acquired a further 10.19% interest in Dorint AG for €13.2 million through a share issue underwritten jointly with Dr. Ebertz. Following this transaction, in second-half 2003 Dorint was accounted for by the equity method on a 40.19% basis.

In early 2004, Accor announced its support for the long-term plan proposed by the Dorint Management Board and approved by the Supervisory Board. The plan is designed to position the German hotel group to reap the full benefits of the future economic recovery in Germany. It extends the measures taken in 2003 to reduce rental and operating expenses through:

- A €42.0 million share issue.
- A further share issue in 2005 for a maximum of € 8.4 million.
- Signature of a contract for the management of Dorint hotels by Accor Germany, with the aim of improving their marketing and operating performance as part of the co-branding strategy with the Sofitel and Novotel brands.

The plan was approved by Dorint shareholders at an Extraordinary General Meeting held at the end of July 2004. The three leading shareholders, Accor, the Ebertz family and the Didenhofen family, announced their support for the plan. In particular, Accor agreed to contribute €2.6 million to the €42.0 million share issue carried out in 2004 and €7.4 million to the €8.4 million issue scheduled for 2005. These transactions had the effect of reducing the Group's interest to 30.8% at June 30, 2005. The dilution of Accor's interest has no impact on the agreements described above.

A US investment fund, Noonday, also took part in the 2004 share issue, holding 20% of the capital at June 30, 2005. At the time of the issue, Accor gave various Dorint shareholders put options on shares representing the equivalent of 33.3% of the capital. The options are exercisable between July 1, 2008 and July 1, 2011 at a price based on a multiple of EBITDA less net debt.

At the same time, in addition to the call option on 23.46% of Dorint's capital granted by the Ebertz family, Accor has a call option from Noonday on a further 20.0%, exercisable between July 1, 2007 and June 30, 2009 at a price based on a multiple of EBITDA less net debt.

B.2 OTHER ACQUISITIONS AND ORGANIC GROWTH TRANSACTIONS

In first-half 2005, the Group added 101 hotels (12,436 rooms) to its portfolio through acquisitions and organic growth. In addition, 39 hotels (4,837 rooms) were closed during the period.

Hotel portfolio by brand and type of management at June 30, 2005

In number of hotels	Owned	Leased	Managed	Franchised	Total
Sofitel	32	40	102	14	**188**
Novotel	70	158	121	50	**399**
Mercure	71	163	211	290	**735**
Ibis	156	267	58	226	**707**
Etap Hotel	88	92	8	137	**325**
Formule 1	238	116	4	15	**373**
Red Roof	93	153	-	100	**346**
Motel 6 / Studio 6	229	492	1	181	**903**
Other	8	15	28	8	**59**
TOTAL	**985**	**1,496**	**533**	**1,021**	**4,035**
Total in %	*24.4%*	*37.1%*	*13.2%*	*25.3%*	*100.0%*

In number of rooms	Owned	Leased	Managed	Franchised	Total
Sofitel	4,977	9,480	22,736	2,536	**39,729**
Novotel	10,244	25,155	25,641	8,261	**69,301**
Mercure	7,298	23,588	29,001	26,814	**86,701**
Ibis	17,198	34,187	9,131	16,853	**77,369**
Etap Hotel	6,873	8,181	995	10,275	**26,324**
Formule 1	17,558	9,633	369	1,004	**28,564**
Red Roof	11,420	17,549	-	8,824	**37,793**
Motel 6 / Studio 6	25,341	55,852	59	12,517	**93,769**
Other	1,611	2,347	6,102	1,416	**11,476**
TOTAL	**102,520**	**185,972**	**94,034**	**88,500**	**471,026**
Total in %	*21.7%*	*39.5%*	*20.0%*	*18.8%*	*100.0%*

Hotel portfolio by region and type of management at June 30, 2005

In number of hotels	Owned	Leased	Managed	Franchised	Total
France	429	329	57	525	**1,340**
Europe (exluding France)	159	435	128	176	**898**
North America	327	652	6	281	**1,266**
Latin America & Caribbean	23	29	91	12	**155**
Other countries	47	51	251	27	**376**
TOTAL	**985**	**1,496**	**533**	**1,021**	**4,035**
Total in %	*24.4%*	*37.1%*	*13.2%*	*25.3%*	*100.0%*

In number of rooms	Owned	Leased	Managed	Franchised	Total
France	37,152	39,128	7,136	38,202	**121,618**
Europe (exluding France)	18,678	57,850	23,228	23,461	**123,217**
North America	38,478	75,718	1,388	21,341	**136,925**
Latin America & Caribbean	3,286	5,605	12,959	1,210	**23,060**
Other countries	4,926	7,671	49,323	4,286	**66,206**
TOTAL	**102,520**	**185,972**	**94,034**	**88,500**	**471,026**
Total in %	*21.7%*	*39.5%*	*20.0%*	*18.8%*	*100.0%*

Hotel portfolio by region and brand at June 30, 2005

In number of hotels	France	Europe (excl. France)	North America	Latin America & Caribbean	Other countries	Total
Sofitel	35	52	11	18	72	**188**
Novotel	124	166	6	17	86	**399**
Mercure	286	271	-	77	101	**735**
Ibis	354	273	-	39	41	**707**
Etap Hotel	240	84	-	-	1	**325**
Formule 1	284	44	-	3	42	**373**
Red Roof	-	-	346	-	-	**346**
Motel 6 / Studio 6	-	-	903	-	-	**903**
Other	17	8	-	1	33	**59**
TOTAL	**1,340**	**898**	**1,266**	**155**	**376**	**4,035**
Total in %	*33.2%*	*22.3%*	*31.4%*	*3.8%*	*9.3%*	*100.0%*

In number of rooms	France	Europe (excl. France)	North America	Latin America & Caribbean	Other countries	Total
Sofitel	6,420	10,052	3,527	2,877	16,853	**39,729**
Novotel	16,072	30,305	1,836	2,773	18,315	**69,301**
Mercure	26,306	36,772	-	10,094	13,529	**86,701**
Ibis	31,092	34,099	-	5,833	6,345	**77,369**
Etap Hotel	18,464	7,741	-	-	119	**26,324**
Formule 1	21,072	3,184	-	1,098	3,210	**28,564**
Red Roof	-	-	37,793	-	-	**37,793**
Motel 6 / Studio 6	-	-	93,769	-	-	**93,769**
Other	2,192	1,064	-	385	7,835	**11,476**
TOTAL	**121,618**	**123,217**	**136,925**	**23,060**	**66,206**	**471,026**
Total in %	*25.8%*	*26.1%*	*29.1%*	*4.9%*	*14.1%*	*100.0%*

Hotel development projects in progress at June 30, 2005

The number of new rooms represented by hotel development projects in progress at June 30, 2005 is as follows:

In number of rooms	Owned	Leased	Managed	Franchised	Total
2006	3,124	6,034	9,973	1,915	**21,046**
2007	1,760	6,193	7,073	100	**15,126**
2008	127	897	190	600	**1,814**
TOTAL	**5,011**	**13,124**	**17,236**	**2,615**	**37,986**

C. Services Division development strategy

C.1. ACQUISITIONS

During the period, Accor Services acquired a majority stake in Hungastro, Romania's fourth largest service voucher company. The acquisition has strengthened Accor's position in this rapidly growing high-margin market. Hungastro's issuing volume and revenue amounted to €35 million and €2 million, respectively, in first-half 2005.

C.2. ORGANIC GROWTH

In first-half 2005, Accor Services launched its Food Service Vouchers business in Peru.

D. Strategy for the Group's other businesses

D.1. CASINOS STRATEGY

D.1.1. Accor Casinos – Partnership between Accor and Colony Capital

In 2001, Accor and the US investment fund, Colony Capital, signed an agreement aimed at creating Europe's leading casinos group. Pursuant to the agreement, Colony Capital acquired a 50% stake in Accor Casinos, including 6% in 2001 and 44% in 2002. Accor continues to manage the company.

The transaction was based on an enterprise value of €450 million and generated an after-tax gain of €68 million.

As part of the transaction, Accor made an €80 million loan to Colony Capital (see Note 19).

D.1.2. Accor Casinos - Partnership between Accor, Colony Capital and the Barrière-Desseigne family

In December 2004, Accor, the Barrière Desseigne family and Colony Capital set up Groupe Lucien Barrière SAS to hold the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos and their respective subsidiaries. The new entity represents annual revenue of some one billion euros.

Groupe Lucien Barrière currently operates 37 casinos, including those located in Deauville, Enghien, La Baule, Montreux, Bordeaux, Biarritz and Nice, and 13 luxury hotels. It also has a large restaurant business, including Le Fouquet's restaurant on the Champs-Elysées in Paris.

Following this transaction, the Barrière Desseigne family holds 51% of Groupe Lucien Barrière SAS, Accor holds 34% and Colony Capital 15%. In addition, Colony Capital holds €100 million worth of Groupe Lucien Barrière equity notes ("ORA") through its European investment fund, Colyzeo.

The Supervisory Board has twelve members, elected for six years. Six members are appointed by the Barrière Desseigne family, four by Accor and two by Colony Capital and Colyzeo. A unanimous vote is required for all major decisions concerning the life of the company.

The merger was carried out through share transfers and the sale by Accor and Colony Capital of SHCD and Accor Casinos shares. For Accor, the transaction led to a dilution gain of €77 million, recorded in exceptional income in the 2004 French Gaap accounts. Following the merger, Accor held 34% of Groupe Lucien Barrière, which has been proportionally consolidated based on a 30.19% interest after taking into account the dilutive effect of the €100 million equity note issue. Due to the timing of the transaction, which was completed on December 17, 2004, Groupe Lucien Barrière SAS was proportionally consolidated in the balance sheet at December 31, 2004 but made no contribution to 2004 profit.

The impact of the transaction on the consolidated balance sheet at December 31, 2004 was a €133 million reduction in net debt, including €65 million from the partial repayment of the loan to Colony Capital (see Note 19).

Under the terms of the agreements, Colony Capital has a put option and Accor has a call option on Colony's 15% interest in Groupe Lucien Barrière SAS. Colony Capital's put option is exercisable in the 30 days following Groupe Lucien Barrière SAS 2007, 2008 and 2009 fiscal year-ends (October 31). If the option has not been exercised within 30 days of October 31, 2009, Accor may exercise its call option. The option exercise price will be determined by independent experts based on market prices. The Colony Capital put option is included in off-balance sheet commitments at December 31, 2004 for an amount of €140 million (see Note 37).

D.2. ACQUISITION OF 28.9% OF CLUB MÉDITERRANÉE

In June 2004, Accor acquired 28.9% of the capital of Club Méditerranée, including 21.2% from the Agnelli Group (Exor/Ifil) and 7.7% from Caisse des Dépôts et Consignations (CDC).

The transaction was based on a price per Club Méditerranée share of €45, representing a total investment of €252 million. The agreements include an earn-out clause based on Club Méditerranée's future results, providing for the payment of up to €41 million to the Agnelli Group and of 550,000 Accor shares to CDC.

Accor financed the acquisition by issuing €279 million worth of ORANE convertible bonds in August 2004. Each €40 bond is convertible into one Accor share. Substantially all of the issue was taken up by CDC which acquired bonds totalling €269 million. The bonds were converted into shares following approval of the transaction by the European anti-trust authorities on October 22, 2004.

Club Méditerranée was accounted for by the equity method at December 31, 2004 based on its financial statements for the fiscal year ended October 31, 2004, with no impact on 2004 consolidated profit; in 2005 profit is consolidated under the equity method.

E. €1 billion investment by Colony Capital in Accor

In March 2004, the Management Board and the Supervisory Board authorized Colony Capital to invest €1 billion in the Group, in order to expand the capital base and move up a gear in the development program. This major investment by Colony Capital, which was authorized at the Extraordinary Shareholders' Meeting of May 3, 2005, was carried out in two simultaneous tranches:

- €500 million 3-year 4.5% equity note issue. The notes has been issued at a price of €3,900. Based on a redemption ratio of one note for 100 Accor shares at €39, this represents a premium of 10% on the average Accor share price for the month preceding the Supervisory Board meeting of March 8. In accordance with the accounting policy described in Note 1.N, the equity component of the notes has been recognized in equity in the amount of €433 million (see Note 24) and the balance of the issue has been recognized in debt.
- €500 million 5-year 3.25% convertible bond issue. The bonds will be issued at a price of €4,300. Based on a conversion ratio of bond for 100 Accor shares at €43, this represents a 21% premium on the average share price as defined above. The bonds will be convertible three years after their issue. In accordance with the accounting policy described in Note 1.N, the entire €500 million face value of the convertible bonds has been recognized in debt.

If all of the notes and bonds are converted, Colony Capital will hold approximately 10.6% of Accor's capital.

With Colony Capital's agreement, the loan agreements include a certain number of specific clauses designed to confirm the long-term nature of the partnership. Under these clauses, Colony Capital may not convert the bonds before January 1, 2007, it may not increase its interest in the six-month period following full conversion of the bonds, purchase additional shares or sell the securities short.

NOTE 3. CONSOLIDATED REVENUE BY BUSINESS AND BY REGION

In € millions	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	1st sem. 2005	1st sem. 2004 (2)	2004
HOTELS	**833**	**826**	**543**	**85**	**188**	**18**	**2,493**	**2,414**	**4,956**
Upscale and Midscale Hotels	526	530	95	65	156	18	**1,390**	**1,365**	**2,787**
Economy Hotels	307	296	-	20	32	-	**655**	**600**	**1,247**
Economy Hotels US	-	-	448	-	-	-	**448**	**449**	**922**
SERVICES	**62**	**108**	**3**	**106**	**10**	**1**	**290**	**253**	**518**
OTHER BUSINESSES									
Travel Agencies	58	98	64	9	8	2	**239**	**205**	**463**
Casinos	143	-	-	-	9	-	**152**	**106**	**221**
Restaurants	48	130	-	71	2	-	**251**	**227**	**458**
Onboard Train Services	60	67	-	-	-	1	**128**	**124**	**261**
Holding Companies and other	48	30	-	8	-	4	**90**	**83**	**187**
TOTAL JUNE 30, 2005	**1,252**	**1,259**	**610**	**279**	**217**	**26**	**3,643**		
TOTAL JUNE 30, 2004	**1,162**	**1,190**	**597**	**224**	**213**	**26**		**3,412**	
TOTAL DECEMBER 31, 2004	**2,399**	**2,464**	**1,234**	**469**	**444**	**54**			**7,064**

(1) "Worldwide Structures" corresponds to revenue that is not specific to a single geographic region. The amounts involved consist of royalties.

(2) *Regarding the disposal of the Frantour travel agencies to Carlson, the 2004 revenues of these agencies has been reported in the segment « Travel Agencies »* (previously reported in « Holding and other ») in order to have more comparable economic data.

Consolidated revenue for first-half 2005 totalled €3,643 million, compared with €3,412 million for the same period of 2004. The period-on-period increase of €231 million or 6.8% breaks down as follows:

	In € millions	%
• Like-for-like growth	+170	+5.0%
• Business expansion	+148	+4.3%
• Currency effects	-12	-0.3%
• Disposals	-75	-2.2%
INCREASE IN FIRST-HALF 2005 REVENUE	**231**	**+6.8%**

Consolidated revenue by business

	Reported	Like-for-like	
		in € million	%
HOTELS	**+79**	**+81**	**+3.4%**
Upscale and Midscale Hotels	+25	+34	+2.5%
Economy Hotels	+55	+26	+4.3%
Economy Hotels US	(1)	+21	+4.8%
SERVICES	**+37**	**+32**	**+12.6%**
OTHER BUSINESSES	**+115**	**+57**	**+7.6%**
Travel Agencies	+34	+18	+8.7%
Casinos	+46	-	+0.3%
Restaurants	+24	+21	+9.1%
Onboard Train Services	+4	+11	+8.6%
Holding Companies and other	+7	+7	+9.1%
GROUP TOTAL	**+231**	**+170**	**+5.0%**

Consolidated revenue by region

	Reported	Like-for-like	
		in € million	%
France	+90	+47	+4.1%
Europe (excl. France)	+69	+41	+3.5%
North America	+13	+32	+5.4%
Latin America & Caribbean	+55	+40	+17.7%
Other Countries	+4	+10	+4.5%
Worldwide Structures	-	-	-0.8%
GROUP TOTAL	**+231**	**+170**	**+5.0%**

NOTE 4. OPERATING EXPENSE

In € millions	2004	1st sem. 2004	1st sem. 2005
Cost of goods sold (1)	(676)	(326)	(355)
Employee benefits expense	(2,710)	(1,314)	(1,416)
Energy, maintenance and repairs	(346)	(168)	(180)
Taxes, insurance and service charges (co-owned properties)	(279)	(139)	(147)
Other operating expenses (2)	(1,228)	(625)	(641)
TOTAL OPERATING EXPENSE	**(5,239)**	**(2,572)**	**(2,739)**

(1) The cost of goods sold includes food and beverage purchases, laundry costs and the cost of telephone calls billed to clients. These costs mainly concern the Hotel and Restaurant businesses.
(2) Other operating expenses consist mainly of selling, information systems, advertising and promotional costs. The total also includes various fee payments.

NOTE 5. EBITDAR BY BUSINESS AND REGION

In € millions	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	2005 (6 months)	2004 (6 months)	2004 (12 months)
HOTELS	**229**	**241**	**173**	**14**	**47**	**(2)**	**703**	**675**	**1,459**
Upscale and Midscale Hotels	132	135	21	8	33	(2)	**327**	**320**	**688**
Economy	97	106	-	6	14	-	**223**	**203**	**440**
Economy US	-	-	152	-	-	-	**152**	**152**	**331**
SERVICES	**19**	**56**	**1**	**45**	**1**	**(6)**	**116**	**100**	**207**
OTHER BUSINESSES									
Travel Agencies	12	20	8	-	2	(2)	**40**	**25**	**74**
Casinos	17	-	-	-	3	-	**20**	**17**	**38**
Restaurants	4	10	-	5	-	-	**19**	**18**	**35**
Onboard Train Services	3	5	-	-	-	1	**9**	**2**	**13**
Holding Companies and other	1	6	-	-	-	(9)	**(2)**	**3**	**(1)**
TOTAL, FIRST-HALF 2005	**285**	**338**	**182**	**64**	**53**	**(18)**	**904**		
TOTAL, FIRST-HALF 2004	**261**	**324**	**174**	**47**	**51**	**(17)**		**840**	
TOTAL, FISCAL 2004	**579**	**664**	**386**	**101**	**107**	**(12)**			**1,825**

(1) "Worldwide Structures" corresponds to revenue and costs that are not specific to a single geographic region. The amounts involved consist of royalties.

Consolidated EBITDAR for first-half 2005 totalled €904 million compared with €840 million for the same period of 2004. The period-on-period increase breaks down as follows:

In € millions	
• Like-for-like growth	+ 66
• Business expansion	+ 22
• Currency effects	- 7
• Disposals	- 17
INCREASE IN FIRST-HALF 2005 EBITDAR	+ 64

EBITDAR by business

In € millions	Reported	Like-for-like
HOTELS	**+27**	**+35**
Upscale and Midscale Hotels	+7	+16
Economy	+20	+12
Economy US	-	+7
SERVICES	**+16**	**+15**
OTHER BUSINESSES	**+21**	**+16**
Travel Agencies	+15	+10
Casinos	+3	+1
Restaurants	+1	+1
Onboard Train Services	+7	+7
Holding Companies and other	(5)	(3)
GROUP TOTAL	**+64**	**+66**

EBITDAR by region

In € millions	Reported	Like-for-like
France	+24	+22
Europe (excl. France)	+14	+10
North America	+8	+14
Latin America & Caribbean	+17	+16
Other Countries	+2	+3
Worldwide Structures	(1)	+1
GROUP TOTAL	**+64**	**+66**

NOTE 6. RENTAL EXPENSE

Rental expense amounted to €406 million in first-half 2005 compared with €790 million in fiscal 2004.

In accordance with the policy described in Note 1.D.4, the expenses reported on this line only concern operating leases. Finance leases are recognized in the balance sheet as an asset and a liability. The amount of the liability at June 30, 2005 was €412 million (see Note 29).

Rental expense is recognized on a straight-line basis over the lease term, even if payments are not made on that basis. Most leases have been signed for periods exceeding the traditional nine-year term of commercial leases in France, primarily to protect Accor against the absence of commercial property rights in certain countries.

None of the leases contain any clauses requiring advance payment of rentals in the case of a ratings downgrade or other adverse event affecting Accor, and there are no cross-default clauses or covenants.

The €406 million in rental expense corresponds to 1,496 hotel leases, including 59% with a purchase option and 41% without a purchase option (after taking into account the Foncière des Murs transaction carried out in first-half 2005, as described in Note 2.A.2). Where applicable, the option price corresponds to either a pre-agreed percentage of the owner's original investment or the property's market value when the option is exercised. The options are generally exercisable after 10 or 12 years. Certain contracts allow for the purchase of the property at the appraised value at the end of the lease.

A. Rental expense by business

Rental expense can be analyzed as follows by business:

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Upscale and Midscale Hotels	(404)	(201)	(207)
Economy	(169)	(83)	(92)
Economy US	(188)	(95)	(92)
HOTELS	**(761)**	**(379)**	**(391)**
OTHER BUSINESSES	**(29)**	**(13)**	**(15)**
GROUP TOTAL	**(790)**	**(392)**	**(406)**

B. Rental expense by type of contract

Rental expense break down as follows by type of contract:

In € millions	Number of hotels	2005 rent (6 months)	Fixed rent expenses
Fixed rent with purchase option	877	(180)	(360)
Fixed rent without purchase option	312	(86)	(172)
Fixed rent with a variable portion	79	(34)	(59)
Variable rent with a minimum	67	(20)	(38)
Variable rent with a minimum and cap	5	(3)	(6)
Variable rent without a minimum	156	(36)	-
Land rent	-	(6)	(12)
Office rental expenses (Hotels business)		(16)	(20)
Fees on intragroup rent guarantees		(10)	
TOTAL HOTEL RENTAL EXPENSES	**1,496**	**(391)**	**(667)**
Other businesses	-	(25)	(50)
Fees on intragroup rent guarantees		10	-
TOTAL RENTAL EXPENSES	**1,496**	**(406)**	**(717)**

C. Minimum future rentals (cash basis)

Minimum future rentals in the following tables correspond to long-term rental commitments in the Hotels Division. The other divisions' rental commitments are generally for periods of less than three years and are not reflected in the tables below.

Undiscounted minimum future rentals (1) for the period beyond January 1, 2006, based on latest known rates, are as follows:

Years	In € millions
2006	(677)
2007	(669)
2008	(660)
2009	(655)
2010	(647)
2011	(635)
2012	(617)
2013	(599)
2014	(581)
2015	(562)

Years	In € millions
2016	(533)
2017	(512)
2018	(467)
2019	(433)
2020	(349)
2021	(277)
2022	(238)
2023	(167)
2024	(130)
> 2025	(474)
TOTAL	**(9,882)**

(1) Future rentals in foreign currency have been converted at the average exchange rate for the period.

The Group does not sub-let its leased hotels, except for certain retail outlets located in the hotel lobbies. Rental revenue from these sub-leases is not considered material.

NOTE 7. DEPRECIATION, AMORTIZATION AND PROVISION EXPENSE

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Depreciation and amortization	(417)	(206)	(206)
Provisions	(6)	(6)	(2)
TOTAL	**(423)**	**(212)**	**(208)**

NOTE 8. OPERATING PROFIT BY BUSINESS AND REGION

In € millions	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	2005 (6 months)	2004 (6 months)	2004 (12 months)
HOTELS	**99**	**23**	**18**	**2**	**10**	**(10)**	**142**	**122**	**348**
Upscale and Midscale Hotels	47	(5)	(2)	1	4	(10)	**35**	**31**	**106**
Economy	52	28	-	1	6	-	**87**	**77**	**184**
Economy US	-	-	20	-	-	-	**20**	**14**	**58**
SERVICES	**17**	**52**	**-**	**41**	**(1)**	**(7)**	**102**	**84**	**177**
OTHER BUSINESSES									
Travel Agencies	8	13	4	(1)	2	(2)	**24**	**11**	**33**
Casinos	7	-	-	-	2	-	**9**	**11**	**26**
Restaurants	1	7	-	3	-	-	**11**	**10**	**19**
Onboard Train Services	1	4	-	-	-	-	**5**	**(2)**	**7**
Holding Companies and other	-	-	(1)	-	-	(2)	**(3)**	**-**	**2**
TOTAL, FIRST-HALF 2005	**133**	**99**	**21**	**45**	**13**	**(21)**	**290**		
TOTAL, FIRST-HALF 2004	**112**	**93**	**8**	**33**	**12**	**(22)**		**236**	
TOTAL, FISCAL 2004	**278**	**203**	**52**	**69**	**29**	**(19)**			**612**

(1) "Worldwide Structures" corresponds to revenue and costs that are not specific to a single geographic region. The amounts involved consist of royalties.

Consolidated operating profit for first-half 2005 totalled €290 million compared with €236 million for the same period of 2004. The period-on-period increase breaks down as follows:

In € millions	
• Like-for-like growth	+ 66
• Business expansion	- 6
• Currency effects	-
• Disposals	- 6
INCREASE IN FIRST-HALF 2005 OPERATING PROFIT	**+ 54**

Operating profit by business:

In € millions	Reported	Like-for-like
HOTELS	**+20**	**+33**
Upscale and Midscale Hotels	+4	+15
Economy	+10	+12
Economy US	+6	+6
SERVICES	**+18**	**+16**
OTHER BUSINESSES	**+16**	**+17**
Travel Agencies	+13	+9
Casinos	(2)	(0)
Restaurants	+1	+0
Onboard Train Services	+7	+7
Holding Companies and other	(3)	+1
GROUP TOTAL	**+54**	**+66**

Operating profit by region:

In € millions	Reported	Like-for-like
France	+21	+25
Europe (excl. France)	+6	+12
North America	+13	+13
Latin America & Caribbean	+12	+14
Other Countries	+1	+3
Worldwide Structures	+1	(1)
GROUP TOTAL	**+54**	**+66**

NOTE 9. FINANCIAL RESULT

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Financial result	(123)	(60)	(66)
Other financial income and expense	22	15	8
FINANCIAL RESULT, NET	**(101)**	**(45)**	**(58)**

Finance result can be analyzed as follows between cash and non-cash items:

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Financial results - cash	(92)	(45)	(55)
Financial results - non-cash	(31)	(15)	(11)
TOTAL FINANCIAL RESULTS	**(123)**	**(60)**	**(66)**

(1) Mainly non-cash interest on the OCEANE convertible bonds, which is recognized in profit in accordance with IFRS (see Note 1.N).

Other financial income and expenses include the following items:

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Dividend income from non-consolidated companies	5	2	3
Exchange gains and losses (other than on financial assets at fair value through profit or loss)	13	12	3
Movements in provisions	4	1	2
TOTAL OTHER FINANCIAL INCOME AND EXPENSE	**22**	**15**	**8**

NOTE 10. INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD, NET OF TAX

In € millions	2004	1st sem. 2004	1st sem. 2005
Income from companies accounted for by the equity method	8	0	1
Tax	(6)	(3)	(3)
INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD, NET OF TAX	**2**	**(3)**	**(2)**

The main contributions are as follows:

In € millions		2004 (12 months)	2004 (6 months)	2005 (6 months)
Orbis (hotels, Poland)		7	3	2
Hôtels ABC (Demeure / Libertel hotels)		(5)	(2)	0
Société des Hôtels et Casino de Deauville	(Note 2.D.1)	3	1	-
Tunisian and Moroccan investment funds (STI and RISMA)		(2)	(2)	1
Dorint (hotels, Germany)	(Note 2.B.1)	(1)	0	(5)
Asia/Australia hotels		2	1	1
Club Méditerranée	(Note 2.D.2)	-	-	1
Other		(2)	(3)	(2)
INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD, NET OF TAX		**2**	**(3)**	**(2)**

NOTE 11. RESTRUCTURING COSTS

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Restructuring provisions	10	12	-
Restructuring costs	(32)	(17)	(8)
TOTAL	**(22)**	**(5)**	**(8)**

NOTE 12. IMPAIRMENT LOSSES

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Goodwill	(38)	(15)	(7)
Intangible assets	-	-	(1)
Property, plant and equipment	(14)	(9)	(82)
TOTAL	**(52)**	**(24)**	**(90)**

The main assets and cash generating units for which impairment losses were recognized or reversed in first-half 2005 were as follows:

A. Impairment of goodwill

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
HOTELS			
Upscale and Midscale Hotels	(30)	(14)	(6)
Economy Hotels	(3)	-	(1)
Economy Hotels US	-	-	-
SERVICES	-	-	-
OTHER BUSINESSES			
Travel Agencies	(3)	-	-
Casinos	-	-	-
Restaurants	-	-	-
Onboard Train Services	(2)	(1)	-
Holding Companies and other	-	-	-
TOTAL	**(38)**	**(15)**	**(7)**

B. Impairment of intangible assets with an indefinite useful life

This item only concerns the Casino business, for €1 million.

C. Impairment of property, plant and equipment

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
HOTELS			
Up and Midscale Hotels	(6)	(6)	(74)
Economy Hotels	(1)	(1)	(6)
Economy Hotels US	(7)	(2)	-
SERVICES	-	-	-
OTHER BUSINESSES			
Travel Agencies	-	-	-
Casinos	-	-	(2)
Restaurants	-	-	-
Onboard Train Services	-	-	-
Holding Companies and other	-	-	-
TOTAL	**(14)**	**(9)**	**(82)**

The €82 million in impairment losses on property, plant and equipment corresponds to write-downs of non-strategic assets.

NOTE 13. GAINS AND LOSSES ON MANAGEMENT OF HOTEL PROPERTIES

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Disposal gains and losses	17	12	98
Provisions for losses on properties held for sale (see Note 1.D.5.)	(25)	(3)	(15)
TOTAL	**(8)**	**9**	**83**

In fiscal 2004, gains on management of hotel properties included:

- Gains on sales of hotel properties in Portugal for €13 million, the Netherlands for €2 million and the United Kingdom for €3 million.

In first-half 2004, the total included:

- Gains on sales of hotel properties in Portugal for €13 million.

In first-half 2005, the total included:

- Gains on sales of hotel properties in France for €109 million (see Note 2.A.2)
- Losses on disposals of non strategic assets in Europe and the United States, for €11 million.

NOTE 14. GAINS AND LOSSES ON MANAGEMENT OF OTHER ASSETS

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Disposal gains and losses	83	(1)	30
Provision movements	(70)	(12)	(4)
Non-operating gains and losses Gains and losses on non-recurring transactions	(36)	(17)	(3)
TOTAL	**(23)**	**(30)**	**23**

In fiscal 2004, gains and losses on management of other assets include the €77 million dilution gain realized on the merger of the casino and hotel assets of Société Hôtelière de la Ch aîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos and their respective subsidiaries (see Note 2.D.1).

Provision movements correspond mainly to a €58 million provision on Compass shares (see note 21).

Gains and losses on non-recurring transactions include the €7 million cost of litigation involving the hotel business in France.

First-half 2004 provision movements include a €12 million provision on Compass share.

Gains and losses on non-recurring transactions include the €7 million cost of litigation involving the hotel business in France.

First-half 2005 gains and losses include the € 25 million gain on the disposal of Financière Courtepaille.

Provisions mainly consist of addition to provisions for € 7 millions for bad debt.

Gains and losses on non-recurring transactions consist mainly of renovation costs in Germany for € 3 million.

NOTE 15. INCOME TAX EXPENSE

NOTE 15.1. INCOME TAX EXPENSE FOR THE PERIOD

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Current tax	(144)	(63)	(82)
Prior year adjustment to current tax	-	-	-
SUB-TOTAL, CURRENT TAX	**(144)**	**(63)**	**(82)**
Deferred tax (expense) income on new temporary differences and reversals of temporary differences arising in prior periods	(19)	(1)	15
Deferred taxes arising from changes in tax rates or tax laws	11	-	(2)
SUB-TOTAL, DEFERRED TAX	**(8)**	**(1)**	**13**
TOTAL INCOME TAX EXPENSE, EXCLUDING TAX ON PROFITS OF ASSOCIATES	**(152)**	**(64)**	**(69)**
Tax on profits of associates	(6)	(3)	(3)
Tax on profits of discontinued operations		-	-
TOTAL	**(158)**	**(67)**	**(72)**
Profit from ordinary activities and gains and losses on management of hotel properties before tax	408	138	238
Income tax expense	(152)	(64)	(69)
EFFECTIVE TAX RATE	**37.3%**	**46.4%**	**29.0%**

Profit from ordinary activities in first-half 2005 includes a €109 million gain on the Foncière des Murs transaction. This gain qualifies for the reduced rate of tax applicable to asset transfers to REIT-type property companies (SIICs). Excluding the gain and the related tax effect, the effective tax rate paid by the Group would have been 32.5%.

NOTE 15.2. EFFECTIVE TAX RATE

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Profit before tax	513	188	230
Restructuring costs	(22)	(5)	(8)
Impairment losses	(52)	(24)	(90)
Gains and losses on management of hotel properties	(8)	9	83
Gains and losses on management of other assets	(23)	(30)	23
Profit or loss from discontinued operations	-	-	-
PROFIT BEFORE TAX	**408**	**138**	**238**
Impairment losses	39	25	18
Elimination of intercompany capital gains	(5)	(1)	(2)
Tax on share of profit (loss) of associates	6	4	3
Other	6	6	2
TOTAL PERMANENT DIFFERENCES (NON-DEDUCTIBLE EXPENSES)	**46**	**34**	**21**
UNTAXED PROFIT AND PROFIT TAXED AT A REDUCED RATE	**(65)**	**(51)**	**(199)**
PROFIT TAXED AT STANDARD RATE	**389**	**121**	**60**
Standard tax rate in France	35.43%	35.43%	34.93%
TAX AT STANDARD FRENCH TAX RATE	**(138)**	**(43)**	**(21)**
Effects on tax at standard French tax rate of:			
. Differences in foreign tax rates	15	5	10
. Unused tax losses for the period	(31)	(18)	(29)
. Utilizations of tax loss carryforwards	6	8	6
. Changes in deferred tax rates	11	3	(2)
. Share of profit (loss) of associates	6	3	3
. Other	(11)	(12)	(3)
TOTAL	**(4)**	**(11)**	**(15)**
TAX AT STANDARD RATE	**(142)**	**(54)**	**(36)**
TAX AT REDUCED RATE	**(10)**	**(10)**	**(33)**
INCOME TAX EXPENSE	**(152)**	**(64)**	**(69)**
Profit before tax	408	138	238
Income tax expense	(152)	(64)	(69)
EFFECTIVE TAX RATE	**37.3%**	**46.4%**	**29.0%**

NOTE 15.3. UNRECOGNIZED DEFERRED TAX ASSETS

Unrecognized deferred tax assets at June 30, 2005 amounted to €97 million (June 30, 2004: €173 million; December 31, 2004: €129 million).

NOTE 16. GOODWILL

In € millions	June 30, 2004	Dec. 31, 2004	June 30, 2005
Goodwill	2,199	2,276	2,447
Less accumulated impairment losses	(550)	(609)	(635)
GOODWILL, NET	**1,649**	**1,667**	**1,812**

In € millions	June 30, 2004	Dec. 31, 2004	June 30, 2005
Motel 6	237	211	250
Travel Agencies	208	245	249
Upscale and Midscale Hotels France	224	214	215
Hotels, Australia/Pacific	186	188	192
Red Roof Inns	163	145	164
Casinos (Accor Casinos, SHCD et Groupe Lucien Barrière SAS)	100	141	142
Economy Hotels (excluding Motel 6 and Red Roof Inns)	86	94	99
Go Voyages	43	46	51
Hotels, Asia	51	43	48
Accor Services, Mexico	32	30	34
Accor Services, Romania	8	8	34
Hotels, Italy (Sifalberghi)	33	33	33
Accor Services, United Kingdom	22	24	24
Hotels, Netherlands	19	19	21
Hotels, Egypt (Gezirah)	19	19	20
Hotels, Hungary (Pannonia)	23	17	17
Accor Services, Argentina (Servicios Ticket)	14	14	14
Hotels, Poland	10	12	12
Accor Services Sweden (Rikskuponger)	10	10	11
Lenôtre	11	11	11
Accor Services, Venezuela (Seremca)	8	8	8
Hotels, Switzerland	-	-	7
Other (less than €6 million)	142	135	146
GOODWILL, NET	**1,649**	**1,667**	**1,812**

Changes in the carrying amount of goodwill over the period were as follows:

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
CARRYING AMOUNT AT BEGINNING OF PERIOD	**1,580**	**1,580**	**1,667**
GOODWILL RECOGNIZED AND ACQUISITIONS FOR THE PERIOD AND OTHER INCREASES	**62**	**110**	**39**
. Accor Services Romania	2	2	13
. Groupe Lucien Barrière SAS	-	-	11
. Hotels, Switzerland	-	-	7
. Other Services	14	14	2
. Go Voyages	-	4	1
. Carlson Wagonlit Travel (Maritz et Protravel)	22	66	-
. Accor Services, United Kingdom	22	24	-
. Other	2	-	5
GOODWILL WRITTEN OFF ON DISPOSALS	**(1)**	**(2)**	**(3)**
IMPAIRMENT LOSSES	**(9)**	**(25)**	**(3)**
TRANSLATION ADJUSTMENT	**10**	**(41)**	**84**
OTHER RECLASSIFICATIONS AND MOVEMENTS	**7**	**45**	**28**
CARRYING AMOUNT AT END OF PERIOD	**1,649**	**1,667**	**1,812**

NOTE 17. INTANGIBLE ASSETS

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
INTANGIBLE ASSETS			
Motel 6 brand (1)	161	147	165
Red Roof Inns brand (1)	99	88	99
Other brands and networks	21	23	21
Licenses, software	188	210	231
Other intangible assets	161	124	152
TOTAL INTANGIBLE ASSETS AT COST	**630**	**592**	**668**
ACCUMULATED AMORTIZATION AND IMPAIRMENT LOSSES			
Licenses, software	(109)	(110)	(130)
Other intangible assets	(81)	(82)	(102)
TOTAL ACCUMULATED AMORTIZATION AND IMPAIRMENT LOSSES (2)	**(190)**	**(192)**	**(232)**
INTANGIBLE ASSETS, NET	**440**	**400**	**436**

(1) The increase in value of the Motel 6 and Red Roof Inns brands in first-half 2005 is due to the change in the dollar/euro exchange rate (1.2092 at June 30, 2005 versus 1.3621 at December 31, 2004).
(2) Intangible assets held for sale are written down to estimated market value, where necessary.

Changes in the carrying amount of intangible assets over the period were as follows:

In € millions	June 30, 2004	Dec. 31, 2004	June 30, 2005
CARRYING AMOUNT AT BEGINING OF PERIOD	**428**	**428**	**400**
Additions	7	4	3
Internaly-generated assets	10	15	9
Intangible assets of newly consolidated companies	1	5	-
Amotization for the period	(19)	(32)	(19)
Disposals	(4)	(6)	(1)
Translation adjustments	12	(22)	42
Reclassifications	5	8	2
CARRYING AMOUNT AT END OF PERIOD	**440**	**400**	**436**

The following intangible assets are considered as having an indefinite useful life:

In € millions	June 30, 2004	Dec. 31, 2004	June 30, 2005
Motel 6 brand	161	147	165
Red Roof Inns brand	99	88	99
Other brands	21	23	21
CARRYING AMOUNT AT END OF PERIOD	**281**	**258**	**285**

The above brands and lease premiums have been qualified as having an indefinite useful life because the Group considers that there is no foreseeable limit to the period in which they can be used.

At June 30, 2005, no contracts had been signed for the purchase of intangible assets.

NOTE 18. PROPERTY, PLANT AND EQUIPMENT

NOTE 18.1. PROPERTY, PLANT AND EQUIPMENT

	Brut		
In € millions	June 30, 2004	Dec. 31, 2004	June 30, 2005
Land	564	522	556
Buildings	2,662	2,644	2,657
Fixtures	1,788	1,777	2,050
Equipment and furniture	1,564	1,525	1,621
Construction in progress	182	178	217
Property, plant and equipment held for sale	1	1	-
PROPERTY, PLANT AND EQUITY, AT COST	**6,761**	**6,647**	**7,101**

	Depreciation and impairment losses		
In € millions	*June 30, 2004*	*Dec. 31, 2004*	*June 30, 2005*
Buildings	(812)	(929)	(915)
Fixtures	(969)	(949)	(1 100)
Equipment and furniture	(999)	(982)	(1 075)
Construction in progress	(4)	(6)	(14)
Impairment losses on land	(8)	(7)	(7)
Impairment losses on buildings	(64)	(56)	(115)
ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES	**(2,856)**	**(2,929)**	**(3,226)**

	Net		
In € millions	June 30, 2004	Dec. 31, 2004	June 30, 2005
Land	556	515	549
Buildings	1,786	1,659	1,627
Fixtures	819	828	950
Equipment and furniture	566	543	546
Construction in progress	178	172	203
PROPERTY, PLANT AND EQUIPMENT, NET	**3,905**	**3,717**	**3,875**

Changes in the carrying amount of property, plant and equipment during the period were as follows:

In € millions	June 30, 2004	Dec. 31, 2004	June 30, 2005
CARRYING AMOUNT AT BEGINNING OF PERIOD	**3,914**	**3,914**	**3,717**
Property, plants et equipment of newly acquired companies	20	19	26
Additions	197	463	233
Disposals	(82)	(205)	(75)
Depreciation for the period	(179)	(383)	(190)
Impairment losses for the period	(10)	(5)	(81)
Reversals of impairment losses recorded in prior periods	-	-	-
Translation adjustment	55	(72)	165
Reclassifications	(10)	(14)	80
CARRYING AMOUNT AT END OF PERIOD	**3,905**	**3,717**	**3,875**

At June 30, 2005, contracts totalling €26 million had been signed for the purchase of property, plant and equipment. In addition, under the Foncière des Murs transaction (see Note 2.A.2), Accor is committed to carrying out €63 million worth of work over the period 2005-2007, out of a total €160 million program of which €97 million will be financed by Foncière des Murs.

Borrowing costs included in the carrying amount of property, plant and equipment at June 30, 2005 came to €3 million. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.93%

NOTE 18.2. FINANCE LEASES

At June 30, 2005, the carrying amount of finance leases recognized in the balance sheet was €342 million (December 31, 2004: €303 million), as follows:

In € millions	June 30, 2004	Dec. 31, 2004	June 30, 2005
Land	59	60	68
Buildings, fixtures, equipment and furniture	519	509	560
COST	**578**	**569**	**628**
Accumulated depreciation and impairment losses	(255)	(266)	(286)
FINANCE LEASES, NET	**323**	**303**	**342**

Future minimum payments under finance leases can be analyzed as follows by maturity:

	Debt	
In € millions	2005 Non discounted	2005 Discounted
2005	412	392
2006	379	361
2007	333	317
2008	292	278
2009	263	250
2010	242	230
2011	206	196
2012	206	196
2013	162	155
2014	137	130
2015	126	120
2016	119	113
2017	107	102
2018	98	93
2019	89	85
> 2020	80	76

NOTE 19. LONG-TERM LOANS

In € millions	June 30, 2004	Dec. 31, 2004	June 30, 2005
Long-term loans	448	367	372
Accumulated impairment losses	(23)	(38)	(46)
LONG-TERM LOANS, NET	**425**	**329**	**326**

In € millions	June 30, 2004	Dec. 31, 2004	June 30, 2005
Hotels, Asia-Pacific (1)	73	72	77
Hotels, Germany (2)	35	35	35
Colony Capital (3)	93	27	33
Hotels, United Kingdom	28	27	28
Hotels, Netherlands	28	28	28
Hotels, United States/Canada	28	22	26
Front de Seine Participations (Novotel Paris Tour Eiffel)	23	23	24
ABC (Demeure/ Libertel hotels) (4)	52	23	16
Orbis (5)	14	14	14
Financière Courtepaille (6)	9	9	-
Other	42	49	45
TOTAL	**425**	**329**	**326**

(1) Loans to hotels in the Asia-Pacific region include loans to Tahl (an Australian property company) for €62 million at June 30, 2005 (December 31, 2004: €57 million; June 30, 2004: €57 million).

(2) In connection with the acquisition of Dorint AG, the Group made a €35 million loan to Dr. Ebertz, repayable no later than December 31, 2010 (see note 2.B.1).

(3) At the time of sale of 50% of Accor Casinos, Accor made an €80 million loan to Colony Capital. Interest on the loan has been capitalized and will be paid when the loan falls due (see Note 2.D.1). In 2004, Colony Capital repaid part of the loan (€65 million) in connection with the merger between Accor Casinos and Groupe Lucien Barrière (see Note 2.D.1).

(4) In December 1999, Accor acquired the hotel business of CGIS, a subsidiary of Vivendi, in partnership with two US investment funds. The portfolio consisted of 41 Libertel hotels and 8 Sofitel Demeure hotels representing a combined total of 3,240 rooms. At June 30, 2005, all the hotels had been sold, except for two Sofitel units in Paris.
The acquisition vehicle for the CGIS portfolio (ABC Hotels), 30%-owned by Accor, simultaneously signed management contracts with Accor, which extended €64 million in loans to ABC. In 2004, the proceeds from various asset sales were used by ABC to repay part of the loans, for a total of €21 million. In light of the agreement guaranteeing a minimum return on the assets, during the year a €19 million provision for contingencies was recorded on the loan. The provision was booked as a loss on management of hotel properties (see Note 12). At June 30, 2005, an additional provision of €4 million was booked.

(5) In connection with the sale of three Novotel hotels and eight Ibis hotels, for a total of €64 million, the Group made a €14 million loan to the buyer which is repayable no later than 2008.

(6) The €9 million loan to Financière Courtepaille was repaid in full at the time of sale of the Group's interest in this company (see Note 13).

NOTE 20. INVESTMENTS IN ASSOCIATES

In € millions		June 30, 2004	Dec. 31, 2004	June 30, 2005
Club Méditerranée (1)	(Note 2.D.2)	-	309	310
Orbis (Hotels, Poland) (2)		117	132	135
Accor Asia-Pacific subsidiaries		38	39	43
Dorint (Hotels, Germany) (3)	(Note 2.B.1)	38	25	23
Moroccan investment fund (RISMA) (4)		17	16	17
Sofitel Paris Le Faubourg		11	10	12
Egyptian investment fund		10	10	9
Tunisian investment fund (STI) (5)		9	9	8
Société Hôtelière Paris Les Halles (SHPH) (6)		7	7	8
Sofitel London St James (Hotels, United Kingdom)		3	3	3
Société des Hôtels et Casino de Deauville (7)		66	-	-
ABC Hotels (Demeure/Libertel hotels) (8)		-	(5)	(3)
Front de Seine Participations (Novotel Paris Tour Eiffel) (9)		-	-	(1)
Other		36	43	31
TOTAL		352	598	595

(1) Key figures for Club Méditérranée are as follows:

Club Méditerranée In € millions	2004 (6 months)	2004 (12 months)	2005 (6 months)
Revenue	N/A	N/A	750
Net profit (loss) (*)	N/A	N/A	3
Net cash / (net debt)	N/A	(390)	(378)
Equity (*)	N/A	744	746
Market capitalization	N/A	673	755
Total assets	N/A	1,482	1,468
% interets held	0.00%	28.93%	28.93%

(*) After adjustments recorded on first-time consolidation of Club Méditerranée in the Accor Group accounts (see Note 2.D.2). Club Méditerranée's reported equity at June 30, 2005 was €449 million. The difference between this amount and the equity figure shown in the above table primarily corresponds to fair value adjustments to property, plant and equipment and the valuation of the brand.

(2) Key figures for Orbis are as follows:

Orbis (Hotels, Poland) In € millions	2004 (6 months)	2004 (12 months)	2005 (6 months)
Revenue	94	211	114
Net profit (loss)	7	12	4
Net cash / (net debt)	(61)	(54)	(51)
Equity	236	259	389
Market capitalization	271	280	260
Total assets	466	445	546
% interets held	35.58%	35.58%	35.58%

(3) Key figures for Dorint AG are as follows:

Dorint In € millions	2004 (6 months)	2004 (12 months)	2005 (6 months)
Revenue	244	487	261
Net profit (loss) (*)	(3)	(17)	(19)
Net cash/(Net debt)	(53)	(35)	(49)
Equity (*)	(72)	(72)	(82)
Market capitalization	N/A	N/A	N/A
Total assets	114	169	194
% interest held	40.19%	26.01%	30.79%

(*) After adjustments recorded on first-time consolidation of Dorint in the Accor Group accounts under IFRS (see Note 2.B.1).

(4) Key figures for the hotel investment fund in Morocco (Risma) are as follows:

Risma (Moroccan investment fund) In € millions	2004 (6 months)	2004 (12 months)	2005 (6 months)
Revenue	21	44	28
Net profit (loss)	(2)	(2)	1
Net cash/(Net debt)	(51)	(55)	(58)
Equity	40	37	38
Market capitalization	N/A	N/A	N/A
Total assets	110	111	121
% interest held	45.29%	45.29%	45.29%

(5) Key figures for the hotel investment fund in Tunisia (STI) are as follows:

Tunisian investment fund (STI) In € millions	2004 (6 months)	2004 (12 months)	2005 (6 months)
Revenue	7	17	8
Net profit (loss)	(2)	(2)	(1)
Net cash/(Net debt)	(4)	9	5
Equity	25	25	21
Market capitalization	N/A	N/A	N/A
Total assets	32	30	29
% interest held	37.50%	37.50%	37.50%

(6) Key figures for Société Hôtelière Paris les Halles are as follows:

Société Hôtelière Paris Les Halles In € millions	2004 (6 months)	2004 (12 months)	2005 (6 months)
Revenue	27	57	27
Net profit (loss)	(1)	1	2
Net cash/(Net debt)	(104)	(95)	(100)
Equity	14	14	14
Market capitalization	N/A	N/A	N/A
Total assets	133	129	134
% interest held	31.19%	31.19%	31.19%

(7) Key figures for Société des Hôtels et Casino de Deauville are as follows:

Société Hôtelière des Casinos de Deauville In € millions	2004 (6 months)	2004 (12 months)	2005 (6 months)
Revenue	95	216	N/A
Net profit (loss)	1	6	N/A
Net cash/(Net debt)	(55)	(48)	N/A
Equity	114	118	N/A
Market capitalization	N/A	N/A	N/A
Total assets	114	118	N/A
% interest held	N/A	N/A	N/A

(*) Following the merger between Accor Casinos and Groupe Lucien Barrière SAS (see Note 2.D.1), Société des Hôtels et Casino de Deauville was accounted for by the equity method in 2004 and proportionally consolidated in the balance sheet at December 31, 2004 based on a 30.19% interest. In first-half 2005, it is included in Groupe Lucien Barrière SAS and proportionally consolidated.

(8) Key figures for ABC Hotels, the vehicle set up to hold the Sofitel Demeure and Libertel hotels owned jointly by Accor, Blackstone and Colony Capital, are as follows:

ABC Hotel (Demeure / Libertel Hotels) (*) In € millions	2004 (6 months)	2004 (12 months)	2005 (6 months)
Revenue	37	24	8
Net profit (loss)	(7)	2	(4)
Net cash/(Net debt)	(267)	(102)	(80)
Equity	(1)	(19)	(11)
Market capitalization	N/A	N/A	N/A
Total assets	287	329	79
% interest held	30.00%	30.00%	**30.00%**

(*) The Libertel hotels were sold during 2004.

(9) Key figures for Front de Seine Participations, owner of the Novotel Tour Eiffel, are as follows:

Front de Seine Participation (Novotel Tour Eiffel) In € millions	2004 (6 months)	2004 (12 months)	2005 (6 months)
Revenue	16	35	19
Net profit (loss)	(4)	(5)	(1)
Net cash/(Net debt)	(120)	(113)	(108)
Equity	(1)	(1)	(2)
Market capitalization	N/A	N/A	N/A
Total assets	128	127	122
% interest held	40.00%	40.00%	40.00%

NOTE 21. OTHER FINANCIAL INVESTMENTS

In € millions	June 30, 2004	December 31, 2004	June 30, 2005
Investments in non-consolidated companies	307	315	319
Deposits	114	109	139
OTHER FINANCIAL INVESTMENTS	**421**	**424**	**458**
Accumulated impairment losses	(87)	(131)	(131)
OTHER FINANCIAL INVESTMENTS, NET	**334**	**293**	**327**

Other financial investments break down as follows:

In € millions		June 30, 2004	December 31, 2004	June 30, 2005
Compass Group	(1)	204	107	108
Other		130	186	219
OTHER FINANCIAL INVESTMENTS, NET		**334**	**293**	**327**

(1) Accor holds 30,706,882 Compass shares acquired at a cost of € 204 million. Based on the share price on June 30, 2005 a € 96 million provision for impairment has been reported reducing the carrying value to € 108 million.

NOTE 22. RECEIVABLES AND PAYABLES

NOTE 22.1. TRADE RECEIVABLES

In € millions	June 30, 2004	December 31, 2004	June 30, 2005
Trade receivables	1,352	1,342	1,472
Provisions	(72)	(70)	(73)
TRADE RECEIVABLES, NET	**1,280**	**1,272**	**1,399**

NOTE 22.2. OTHER RECEIVABLES AND ACCRUALS AND OTHER PAYABLES

In € millions	June 30, 2004	December 31, 2004	June 30, 2005
OTHER RECEIVABLES AND ACCRUALS (1)	**700**	**641**	**731**
Provisions	**(13)**	**(13)**	**(22)**
OTHER RECEIVABLES AND ACCRUALS, NET	**687**	**628**	**709**
OTHER PAYABLES (2)	**1,340**	**1,234**	**1,381**

(1) Other receivables and accruals break down as follows:

In € millions	June 30, 2004	December 31, 2004	June 30, 2005
Recoverable VAT	184	208	199
Other prepaid and recoverable taxes	18	21	24
Prepaid payroll taxes	10	7	18
Other prepaid expenses	182	141	217
Other receivables	306	264	273
OTHER RECEIVABLES AND ACCRUALS, GROSS	**700**	**641**	**731**

(2) Other payables break down as follows:

In € millions	June 30, 2004	December 31, 2004	June 30, 2005
Wages and salaries and payroll taxes payable	392	426	437
Other taxes payable	171	99	144
VAT payable	91	94	126
Deferred income	351	314	365
Other payables	335	301	309
OTHER PAYABLES	**1,340**	**1,234**	**1,381**

ANALYSIS OF WORKING CAPITAL BY MATURITY

In € millions at June 30, 2005	Due within 1 year	Due in 1 to 5 years	Due beyond 5 years	June 30, 2005	June 30, 2004	December 31, 2004
Inventories	74	0	-	74	53	69
Trade receivables	1,370	29	-	1,399	1,280	1,272
Recoverable VAT	154	5	40	199	184	208
Prepaid payroll taxes	18	0	0	18	10	7
Other prepaid and recoverable taxes	24	0	0	24	18	21
Other receivables	230	32	11	273	306	264
CURRENT ASSETS	**1,870**	**66**	**51**	**1,987**	**1,851**	**1,841**
Trade payables	856	10	-	866	757	760
VAT payable	126	-	-	126	91	94
Wages and salaries and payroll taxes payable	413	20	4	437	392	426
Other taxes payable	142	2	-	144	171	99
Other payables	221	41	47	309	335	301
CURRENT LIABILITIES	**1,758**	**73**	**51**	**1,882**	**1,746**	**1,680**

NOTE 23. POTENTIAL ORDINARY SHARES

At June 30, 2005, the Company's share capital was made up of 206,835,234 ordinary shares. The average number of ordinary shares outstanding during the period was 218,034,424.

In addition, employee stock options exercisable for 11,766,929 ordinary shares, representing 5.69% of the capital, were outstanding at June 30, 2005, as follows:

- 1,237,500 stock options exercisable from July 15, 2002 to January 7, 2006 at a price of €34.27 per share.
- 757,322 stock options (stock savings warrants) exercisable from December 22, 2003 to December 22, 2007 at a price of €43.40 per share.
- 563,725 stock options exercisable from January 6, 2004 to January 6, 2007 at a price of €33.95 per share.
- 688,250 stock options exercisable from March 30, 2005 to March 30, 2008 at a price of €37.00 per share.
- 1,957,000 stock options exercisable from January 4, 2004 to January 4, 2009 at a price of €40.58 per share.
- 3,438,740 stock options exercisable from January 8, 2005 to January 8, 2010 at a price of €37.77 per share.
- 104,361 stock options (stock savings warrants) exercisable from July 12, 2005 to July 12, 2009 at a price of €39.10 per share.
- 148,900 stock options exercisable from January 4, 2006 to January 3, 2011 at a price of €31.83 per share.
- 1,482,900 stock options exercisable from January 8, 2007 to January 7, 2012 at a price of €35.68 per share.
- 88,131 stock options (stock savings warrants) exercisable from July 9, 2007 to July 9, 2012 at a price of €33,94 per share.
- 1,300,000 stock options exercisable from January 12, 2009 to January 12, 2012 at a price of €32.30 per share.

In addition, a total of 18,719,772 convertible/exchangeable bonds (OCEANE) have been issued. The terms of the bond issue are described in Note 28. If all the bonds were to be converted, this would result in the issue of 22,135,196 new shares.

Lastly, in may 2005 Accor issued 244,484 convertible bonds and equity notes (ORA) representing 24,448,400 potential shares. The terms of the issues are described in Notes 24 and 29.

On this basis, the average fully diluted number of shares outstanding at June 30, 2005 was 252,040,309. Fully diluted earnings per share are calculated as follows:

In € millions	1st sem. 2004	2004	1st sem. 2005
Profit attributable to equity holders of the parent	64	233	156
Adjustment for OCEANE convertible bonds (1)	**10**	**21**	20
Adjusted profit attributable to equity holders of the parent	**74**	**254**	**176**
Average number of shares outstanding (in thousands)	197,740	199,126	218,034
Number of shares resulting from the exercise of stock options	-	106	243
Number of shares resulting from the conversion of OCEANE bonds	13,238	25,551	33,763
Fully diluted average number of shares (in thousands)	210,978	224,782	252,040
FULLY DILUTED EARNINGS PER SHARE	**0.35**	**1.13**	**0.70**

(1) The adjustment for OCEANE convertible bonds breaks down as follows:

In € millions	1st sem. 2004	2004	1st sem. 2005
Cancellation of interest expense on OCEANE convertible bonds, net of tax	4	12	16
Cancellation of redemption premiums on the April 2002 OCEANE convertible bonds, net of tax	6	9	4
TOTAL	**10**	**21**	**20**

The following instruments that may have a dilutive impact on basic earnings per share in the future have not been included in the calculation of fully diluted earnings per share because they do not have a dilutive effect on the periods presented:

- 757,322 stock options (stock savings warrants) exercisable from December 22, 2003 to December 22, 2007 at a price of €43.40 per share.
- 1,957,000 stock options exercisable from January 4, 2004 to January 4, 2009 at a price of €40.58 per share.
- 104,361 stock options (stock savings warrants) exercisable from July 12, 2005 to July 12, 2009 at a price of €39.10 per share.

NOTE 24. CHANGES IN FAIR VALUE OF FINANCIAL INSTRUMENTS RECOGNIZED IN EQUITY

In € millions	2004 (6 months)	2004 (12 months)	2005 (6 months)
OCEANE convertible bonds (1)	125	125	125
Equity notes (Note 2.E)	-	-	433
Interest rate and currency swaps (2)	-	-	(1)
IMPACT ON EQUITY	**125**	**125**	**557**

(1) Changes in fair value of financial instruments recognized in equity correspond to the recognition of the equity component of OCEANE convertible bonds and ORA equity notes (see note 28). The equity component of the €570 million OCEANE convertible bond issue amounts to €50 million and that of the €616 million OCEANE convertible bond issue amounts to €75 million.

(2) On May 18, 2005, Accor issued 128,205 4.50% notes redeemable for Accor shares (equity notes) at a price of €3,900. The €500 million issue was underwritten by ColTime SARL. Interest on the notes is payable quarterly in arrears. The notes will be redeemed for shares on May 18, 2008 on the basis of 100 Accor shares per note. Note holders may present the notes for redemption from January 1, 2007 on the same basis. The equity component of the issue, valued at €433 million, has been recognized under "Changes in fair value of financial instruments recognized in equity" in accordance with Group accounting policy (see Note 1.N).

NOTE 25. MINORITY INTERESTS

In € millions	
AT DECEMBER 31, 2003	**86**
Minority interests in profit for the period	23
Dividends paid to minority interests	(20)
Translation adjustment	(2)
Changes in scope of consolidation	(17)
AT DECEMBER 31, 2004	**70**
Minority interests in profit for the period	13
Dividends paid to minority interests	(11)
Translation adjustment	8
Changes in scope of consolidation	1
JUNE 30, 2005	**81**

NOTE 26. PROVISIONS

Movements in long-term provisions between December 31, 2004 and June 30, 2005 can be analyzed as follows:

In € millions	December 31, 2004	Increases	Utilizations	Reversals of unused provisions	Translation adjustment	Reclassifications and changes in scope	Discounting adjustment	June 30, 2005
Provisions for pensions and other post-employment benefits and loyalty bonuses	102	4	(3)	(1)	2	1	-	105
Provisions for claims and litigation and others contingencies	1	-	-	-	-	-	-	1
TOTAL LONG-TERM PROVISIONS	**103**	**4**	**(3)**	**(1)**	**2**	**1**	**-**	**106**

Movements in short-term provisions between December 31, 2004 and June 30, 2005 can be analyzed as follows:

In € millions	December 31, 2004	Increases	Utilizations	Reversals of unused provisions	Translation adjustment	Reclassifications and changes in scope	June 30, 2005
Tax provisions	8	0	(0)	(0)	1	(1)	8
Restructuring provisions	16	4	(5)	-	(1)	(2)	12
Provisions for claims and litigation and others contingencies	124	29	(18)	(8)	3	-	130
TOTAL SHORT-TERM PROVISIONS	**148**	**33**	**(23)**	**(8)**	**3**	**(3)**	**150**

At June 30, 2005, provisions for claims and litigation and others include:

- A €19 million provision for various reported claims.
- Various provisions for a unit amount of less than €10 million.

Net provision expense – corresponding to increases in provisions less reversals of utilized and unutilized provisions set up in prior periods - is recorded under the following income statement captions:

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Operating profit	2	(1)	(3)
Finance cost, net	(7)	4	1
Gains and losses on management of hotel properties	(1)	(1)	(5)
Gains and losses on management of other assets	15	17	4
Income tax expense	6	-	1
TOTAL	**15**	**11**	**(2)**

Provisions for pensions and other post-employment benefits and loyalty bonuses break down as follows:

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Pensions and other post-employment benefits	87	78	90
Loyalty bonuses	15	8	15
TOTAL	**102**	**86**	**105**

Provisions for pensions and other post-employment benefits

A. Description of the plans

Group employees receive various short-term benefits (paid vacation, paid sick leave and profit-shares), long-term benefits (long-service awards, long-term disability benefits, loyalty bonuses and seniority bonuses), as well as various post-employment benefits provided under defined contribution and defined benefit plans (length-of-service awards payable on retirement, coverage of healthcare costs of retired employees).

Short-term benefit obligations are recognized in the balance sheets of the Group entities concerned.

Long-term benefits are provided under either defined contribution or defined benefit plans.

DEFINED CONTRIBUTION PLANS

Obligations under these plans are funded by periodic contributions to external organizations that are responsible for the administrative and financial management of the plans. The external organization is responsible for all benefit payments and the Group has no liability beyond the payment of contributions. Examples of defined contribution plans include the government-sponsored basic pension and supplementary pension (ARRCO/AGIRC) schemes in France and defined contribution pension schemes in other countries.

Contributions to these plans are recognized in the period to which they relate.

DEFINED BENEFIT PLANS

Benefits paid under the Group's defined benefit plans are determined based on employees' years of service with the Group. The benefit obligation is generally funded by plan assets, with any unfunded portion recognized as a liability in the balance sheet.

The defined benefit obligation is determined by the projected unit credit method, based on actuarial assumptions concerning future salary levels, retirement age, mortality rates, staff turnover rates and the discount rate. These assumptions take into account the macro-economic situation and other specific circumstances in each host country.

Actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized immediately in profit, in accordance with Group accounting policy.

At Accor, the main defined benefit plans concern:

- Length-of-service awards:
  These are lump-sum payments made to employees on retirement. They are determined by reference to the employee's years of service and end-of-career salary. The calculation is based on parameters defined by Corporate Finance and Human Resources in November of each year.
- Pensions: the main defined benefit pension plans are for employees in the Netherlands and the United Kingdom. These plans generally pay periodic benefits based on the employee's years of service and end-of-career salary. They are funded by payments to external organizations.

B. Actuarial assumptions

Actuarial valuations are based on a certain number of long-term parameters supplied by the Group, which are reviewed each year.

	France	United Kingdom	Netherlands	Other
Retirement age	65 years	65 years	65 years	55-67 years
Rate of future salary increases	2%-3%	2.5%	0%	2.5%-9%
Payroll tax rate	45%	9.2% - 12.8%	20%	2% - 44%
Discount rate	5.5%	5.3% - 5.5%	5.3% - 5.5%	5.8% - 6.8%

C. Funded status of defined benefit plans

At June 30, 2005

In € millions	Pensions	Other post-employment benefits (*)	Total
Present value of funded obligation	118	-	**118**
Fair value of plan assets	(66)	-	**(66)**
EXCESS OF BENEFIT OBLIGATION/(PLAN ASSETS)	**52**	-	**52**
Present value of unfunded obligation	-	38	**38**
Unrecognized past service cost	-	-	-
LIABILITY RECOGNIZED IN THE BALANCE SHEET	**52**	**38**	**90**
Fair value of plan assets	(66)	-	**(66)**
Present value of funded obligation	118	38	**156**
EXPECTED RETURN ON PLAN ASSETS	**7.3% - 7.8%**		**7.3% - 7.8%**

(*) Including length-of-service awards

At December 31, 2004

In € millions	Pensions	Other post-employment benefits (*)	Total
Present value of funded obligation	111	-	**111**
Fair value of plan assets	(63)	-	**(63)**
EXCESS OF BENEFIT OBLIGATION/(PLAN ASSETS)	**48**	-	**48**
Present value of unfunded obligation	-	39	**39**
Unrecognized past service cost	-	-	-
LIABILITY RECOGNIZED IN THE BALANCE SHEET	**48**	**39**	**87**
Fair value of plan assets	(63)	-	**(63)**
Present value of funded obligation	111	39	**150**
EXPECTED RETURN ON PLAN ASSETS	**7.3% - 7.8%**		**7.3% - 7.8%**

NOTE 27. REPACKAGED PERPETUAL SUBORDINATED FLOATING RATE NOTES (TSDI)

In December 1990, Accor issued €762 million in Perpetual Subordinated Floating Rate Notes (Titres Subordonnés à Durée Indéterminée).

Concurrently, €170 million was paid to a special purpose vehicle in exchange for:

- A commitment to repurchase the Perpetual Subordinated Floating Rate Notes from the various lenders at the end of 15 years (matched by a commitment by the lenders to sell the notes).
- A commitment not to claim payment of any principal or interest on the notes from Accor.

The net proceeds from the issue amounted to €592 million which was recorded as a liability at the issue date.

Under the subordination clause, Accor may temporarily suspend semi-annual payments of interest and principal in the event of exceptional financial difficulties. In this case, accrued interest would be capitalized.

The notes carry a market-based interest rate (Pibor plus a margin) for a 15-year period. The swap taken out to lock in principal repayments while leaving the after-tax interest rate variable was the subject of an investment repaid in February 2000.

The tax effect is prorated to interest expense over the life of the issue.

The French Tax Authorities confirmed their agreement with the accounting treatment of the issue in early 1993.

NOTE 28. CONVERTIBLE BONDS (OCEANES)

2002 OCEANE BONDS CONVERTIBLE OR EXCHANGEABLE FOR NEW OR EXISTING ACCOR SHARES

On April 24, 2002, Accor issued 3,415,424 bonds convertible or exchangeable for new or existing shares (OCEANEs) at a price of €166.89. The aggregate nominal value of the issue was €570 million and the interest rate is 1%. Interest is payable annually in arrears, on January 1.

The bonds are redeemable in three instalments, as follows:

- On January 1, 2005, at a price of €58.86 representing a premium of 5.81% on one-third of the bonds' nominal value
- On January 1, 2006, at a price of €60.14 representing a premium of 8.11% on one-third of the bonds' nominal value
- On January 1, 2007, at a price of €61.47 representing a premium of 10.50% on one-third of the bonds' nominal value

In each case, the redemption price of one-third of the bond's value plus the premium represents an annual yield to maturity from the issue date of 3.125%.

Bond holders may convert or exchange their bonds for shares since May 3, 2002 as follows:

- Up to January 7, 2005, at the rate of three Accor shares per bond.
- From January 8, 2005 to January 7, 2006, at the rate of two Accor shares per bond.
- From January 8, 2006 to January 7, 2007, at the rate of one Accor share per bond.

On January 1, 2005, the first tranche was redeemed for a total of €201 million or €50.86 per bond.

2003 OCEANE BONDS CONVERTIBLE OR EXCHANGEABLE FOR NEW OR EXISTING ACCOR SHARES

On October 24, 2003, Accor issued 15,304,348 bonds convertible or exchangeable for new or existing shares (OCEANEs) at a price of €40.25. The aggregate nominal value of the issue was €616 million and the interest rate is 1.75%. Interest is payable annually in arrears, on January 1.

Bonds that are not converted or exchanged will be redeemed for cash at par (€40.25 per bond) on January 1, 2008.

Bond holders may convert or exchange their bonds for shares since October 24, 2003 on the basis of one Accor share per bond.

Accor has an early conversion option, exercisable from February 1, 2005, if the Accor share price is more than 110% higher than the issue price (i.e. €44.27) for 20 consecutive days.

2005 CONVERTIBLE BONDS (SEE NOTE 2.E)

On May 18, 2005, Accor issued 116,279 convertible bonds at a price of €4,300. The €500 million issue was underwritten by ColTime SARL. Interest on the bonds is payable quarterly in arrears with a 3.25% actuarial rate.

Unconverted bonds will be redeemed at par (€4,300) on May 18, 2010. Bond holders may convert their bonds from January 1, 2007 on the basis of 100 Accor shares per bond.

NOTE 29. DEBT BY CURRENCY AND MATURITY

A. Long and short-term debt

Long and short-term debt at June 30, 2005 breaks down as follows by currency and interest rate after hedging transactions:

In € millions	June 30, 2004	Effective rate 2004 %	December 31, 2004	Effective rate 2004 %	June 30, 2005	Effective rate 2005 %
EUR	2,439	4.62	2,621	4.59	2,879	4.3
USD	583	5.63	495	6.10	578	5.83
AUD	124	6.41	114	6.41	124	6.71
Other currencies (1)	122	-	114	-	135	-
LONG AND SHORT-TERM BORROWINGS	**3,268**	**4.93**	**3,344**	**4.93**	**3,716**	**4.73**
Long and short-term finance lease liabilities	391	-	370	-	412	-
Purchase commitments	22	-	90	-	105	-
Changes in fair value of financial liabilities	37	-	37	-	31	-
Liability derivatives	36	-	23	-	35	-
Short-term bank loans and overdrafts	288	-	173	-	208	-
LONG AND SHORT-TERM DEBT	**4,042**	-	**4,037**	-	**4,507**	-

(1) Including BRL for €37 million, JPY for €33 million, CHF for €27 million and DKK for €20 million at June 30, 2005.

In € millions	June 30, 2004	December 31, 2004	June 30, 2005
Long-term debt	3,489	3,583	3,492
Short-term debt	553	454	1,015
TOTAL LONG AND SHORT-TERM DEBT	**4,042**	**4,037**	**4,507**

B. Maturities of debt

At June 30, 2005, maturities of debt were as follows:

In € millions	June 30, 2004	December 31, 2004	June 30, 2005
Year Y+1	553	454	1,015
Year Y+2	697	1,948	1,630
Year Y+3	1,527	287	803
Year Y+4	853	703	48
Year Y+5	139	444	664
Year Y+6	34	33	80
Beyond	239	168	267
TOTAL LONG AND SHORT-TERM DEBT	**4,042**	**4,037**	**4,507**

In the above presentation, all derivatives are classified as short-term. The breakdown of interest rate and currency hedging instruments by maturity is disclosed in Note 29.E on financial instruments.

At June 30, 2005, Accor had several unused confirmed lines of credit with maturities of more than one year, for a total of €2,646 million, expiring between September 2006 and October 2009. As a result, €102 million in short-term facilities that the Group intends to roll over has been reclassified as long-term debt. After reclassifications, long-term unused confirmed lines of credit total €2,544 million.

C. Long and short-term debt before and after hedging

At June 30, 2005, long and short-term debt breaks down as follows before hedging transactions:

	Fixed rate debt (*)			Variable rate debt			Total debt		
In € millions	Amount	Rate	% of total debt	Amount	Rate	% of total debt	Amount	Rate	% of total debt
EUR	3,126	5.15%	88%	414	3.00%	12%	3,540	4.90%	95%
USD	-	0.00%	-	103	3.50%	100%	103	3.50%	3%
AUD	4	7.08%	26%	10	6.09%	74%	14	6.35%	-
Other currencies	27	3.23%	46%	32	13.30%	54%	59	8.63%	2%
TOTAL LONG AND SHORT-TERM DEBT	**3,157**	**5.13%**	**85%**	**559**	**3.73%**	**15%**	**3,716**	**4.92%**	**100%**

Long and short-term debt after currency and interest rate hedging breaks down as follows at June 30, 2005:

	Fixed rate debt (*)			Variable rate debt			Total debt		
In € millions	Amount	Rate	% of total debt	Amount	Rate	% of total debt	Amount	Rate	% of total debt
EUR	1,834	4.97%	64%	1,045	3.12%	36%	2,879	4.30%	77%
USD	289	7.62%	50%	289	4.03%	50%	578	5.83%	16%
AUD	4	7.08%	3%	120	6.70%	97%	124	6.71%	3%
Other currencies	27	3.23%	20%	108	8.45%	80%	135	7.41%	4%
TOTAL LONG AND SHORT-TERM DEBT	**2,154**	**5.31%**	**58%**	**1,562**	**3.93%**	**42%**	**3,716 (*)**	**4.73%**	**100%**

D. Long and short-term debt by interest rate

	Fixed rate debt (*)			Variable rate debt			Total debt	
In € millions	Amount	Rate	% of total debt	Amount	Rate	% of total debt	Amount	Rate
June 30, 2004	1,849	6.06%	57%	1,419	3.46%	43%	3,268	4.93%
December 31, 2004	1,831	6.01%	55%	1,513	3.61%	45%	3,344	4.93%
June 30, 2005	2,154	5.31%	58%	1,562	3.93%	42%	3,716	4.73%

(*) Fixed rate debt corresponds to debt for which the interest rate was fixed at the inception of the loan for a period of more than one year, and fixed and variable rate debt that has been hedged at a fixed rate for more than one year.

At June 30, 2005, fixed rate debt was denominated primarily in EUR (85%) and USD (13%), while variable rate debt was denominated mainly in EUR (67%), USD (18%) and AUD (8%).

The Group's loan agreements do not include any rating triggers. Acceleration clauses are based on the following ratio:

- Interest cover (ratio of EBITDA to interest expense plus one-third of annual rental expense) equal to or less than 3.8x.

These clauses apply solely to lines of credit that were not used at June 30, 2005.

None of the €3,716 million in debt carried in the balance sheet at June 30, 2005 is subject to any acceleration clauses.

None of the Group's loan agreements contain any cross default clauses. Cross acceleration clauses only concern loans for periods of at least three years and they would be triggered only for similar loans representing a significant amount.

E. Financial instruments

The following tables analyze the notional amount of currency hedges by maturity and the carrying amount of these instruments in the balance sheet, corresponding to their fair value, at June 30, 2005:

Forward sales and currency swaps In € millions	2005	2006	June 30, 2005 Carrying amount	June 30, 2005 Fair value
USD	526	-	526	24
AUD	112	-	112	5
Other	91	12	103	2
CURRENCY HEDGES	**729**	**12**	**741**	**31**

Forward purchases and currency swaps In € millions	2005	2006	June 30, 2005 Carrying amount	June 30, 2005 Fair value
GBP	168	-	168	(3)
SEK	58	15	73	1
Other	103	-	103	(5)
CURRENCY HEDGES	**329**	**15**	**344**	**(7)**

TOTAL CURRENCY HEDGING	**1,058**	**27**	**1,085**	**24**

All the currency instruments listed above are used for hedging purposes. At June 30, 2005, currency instruments had a negative fair value of €24 million. The total comprises forward sales with a negative fair value of €31 million, including €30 million related to fair value hedges and €1 million for cash flow hedges, and forward purchases with a positive fair value of €7 million, corresponding to fair value hedges.

The following tables analyze the notional amount of interest rate hedges by maturity and the carrying amount of these instruments in the balance sheet, corresponding to their fair value, at June 30, 2005:

In € millions	2005	2006	2007	2008	2009	Beyond	June 30, 2005 Carrying amount	June 30, 2005 Fair value
EUR: Variable-rate borrower swaps	133	1,429	-	-	-	-	1,562	84
EUR: Fixed-rate borrower swaps and caps	-	231	20	1	1	4	257	(8)
USD: Fixed-rate borrower swaps	289	-	-	-	-	-	289	(3)
GBP: Variable-rate borrower swaps	-	-	7	-	-	-	7	-
INTEREST RATE HEDGES	**422**	**1,660**	**27**	**1**	**1**	**4**	**2,115**	**73**

All the interest rate instruments listed above are used for hedging purposes.

At June 30, 2005, interest rate instruments had a positive fair value of €73 million, corresponding to fair value hedges.

The carrying amount and fair value of financial instruments at June 30, 2005 are as follows:

In € millions	June 30, 2005 Notional amount	June 30, 2005 Fair value
FINANCIAL LIABILITIES	**4,507**	**4,620**
OCEANE convertible bonds (1)	1,514	1,620
Other bonds (1)	1,581	1,588
Bank borrowings	484	484
Finance lease liabilities	412	412
Other financial liabilities	481	481
Interest rate derivatives (2)	11	11
Currency derivatives (2)	24	24
FINANCIAL ASSETS	**(2,543)**	**(2,544)**
Marketable securities (3)	(2,072)	(2,073)
Cash	(327)	(327)
Other	(60)	(60)
Interest rate derivatives (2)	(84)	(84)
Currency derivatives (2)	-	-
TOTAL	**1,964**	**2,076**

(1) For listed bonds, fair value corresponds to the quoted market price at the period-end. The fair value of unlisted bonds (issued to Colony, see Notes 24 and 28) is calculated as follows:

- For the 2005 convertible bond issue (fair value: €506 million; carrying amount: €496 million), fair value corresponds to the issue amount plus discounted future cash flows
- For the 2005 equity note issue (fair value of €61 million; carrying amount: €60 million for the debt component and €433 million for the equity component – see Note 24), the fair value of the debt component has been calculated by discounting the future interest due to the holder of the notes.

The fair value of bonds and equity notes does not include accrued interest, which is reported under "Other".

(2) The fair value of derivative instruments (interest rate and currency swaps and forward contracts) is determined by reference to the market price that the Group would pay or receive to unwind the contracts.

(3) Marketable securities break down as follows:

In € millions	June 30, 2005 Carrying amount	June 30, 2005 Fair value
Bonds and other negotiable debt securities	(75)	(76)
Money market securities	(536)	(536)
Mutual fund units	(1,458)	(1,458)
Other	(3)	(3)
TOTAL MARKETABLE SECURITIES	**(2,072)**	**(2,073)**

(*) The fair value of mutual fund units corresponds to their net asset value.

NOTE 30. NET DEBT AND NET CASH

In € millions	June 30, 2004	December 31, 2004	June 30, 2005
Repackaged Perpetual Subordinated Floating Rate Notes	40	-	-
OCEANE convertible bonds	927	950	1,317
Other long-term debt	2,167	2,296	1,776
Long-term finance lease liabilities	355	337	379
Short-term borrowings	363	382	944
Bank overdrafts	154	49	36
Liabilities derivatives	36	23	35
TOTAL DEBT	**4,042**	**4,037**	**4,507**
Short-term loans	(175)	(45)	(47)
Marketable securities (1)	(624)	(1,367)	(2,072)
Cash	(268)	(191)	(327)
Asset derivatives	(114)	(108)	(84)
Short-term receivables on asset disposals	(15)	(44)	(13)
NET DEBT	**2,846**	**2,282**	**1,964**

(1) See Note 29.E.

In € millions	June 30, 2004	December 31, 2004	June 30, 2005
NET DEBT AT BEGINNING OF PERIOD	**2,635**	**2,635**	**2,282**
Change in long-term debt	(1)	46	330
Change in short-term financial liabilities	(22)	131	30
Cash and cash equivalents change	208	(567)	(817)
Change in funds from operations	26	37	139
Changes for the period	**211**	**(353)**	**(318)**
NET DEBT AT END OF PERIOD	**2,846**	**2,282**	**1,964**

NOTE 31. RECONCILIATION OF FUNDS FROM OPERATIONS

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
Profit attributable to equity holders of the parent	233	64	156
Minority interests	23	10	13
Depreciation, amortization and provision expense	464	239	299
Share of profit (loss) of associates, net of dividends received	(7)	5	5
Deferred tax	(8)	1	(13)
Change in financial provisions and provisions for losses on asset	181	23	44
FUNDS FROM OPERATIONS	**886**	**342**	**504**
(Gains) losses on asset disposals, net	(100)	(11)	(113)
(Gains) losses on non-recuring transactions	67	34	11
FUNDS FROM ORDINARY ACTIVITIES	**853**	**365**	**402**

NOTE 32. WORKING CAPITAL, DEFERRED TAX, SERVICE VOUCHERS IN CIRCULATION AND SERVICE VOUCHERS RESERVE FUNDS

In € millions	2004	1st sem. 2005	Variation
Inventories	69	74	5
Trade receivables	1,272	1,399	127
Other receivables and accruals	628	709	81
Service voucher reserve funds	346	350	4
WORKING CAPITAL ITEMS - ASSETS	**2,315**	**2,532**	**217**
Trade payables	760	866	106
Other payables	1,234	1,381	147
Service vouchers in circulation	1,561	1,656	95
WORKING CAPITAL ITEMS - LIABILITIES	**3,555**	**3,903**	**348**
WORKING CAPITAL	**1,240**	**1,371**	**131**

In € millions	1st sem. 2005
WORKING CAPITAL BEGINNING OF PERIOD	**1,240**
Change in working capital	61
Business development	8
Disposals	(5)
Currency changes	35
Other	32
NET CHANGE IN WORKING CAPITAL	**131**
WORKING CAPITAL END OF PERIOD	**1,371**

NOTE 33. RENOVATION AND MAINTENANCE EXPENDITURES

The amounts reported under "Renovation and maintenance expenditure" correspond to capitalized costs for maintaining or improving the quality of assets held by the Group at the beginning of each period as a condition of their continuing operation. This caption does not include development expenditure and investments in technology corresponding to the property, plant and equipment of newly consolidated companies and the purchase or construction of new assets.

Renovation and maintenance expenditure breaks down as follows:

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
HOTELS			
- Up and Midscale Hotels	127	47	74
- Economy	56	19	25
- Economy US	81	39	41
SERVICES	14	6	6
OTHER BUSINESSES			
Travel agencies	10	6	5
Casinos	11	5	10
Restaurants	9	4	4
Onboard Train Services	2	1	1
Holding Companies and other	4	3	4
RENOVATION AND MAINTENANCE EXPENDITURE	**314**	**130**	**170**

NOTE 34. DEVELOPMENT EXPENDITURES

Development expenditures correspond to the property, plant and equipment of newly consolidated companies and the purchase or construction of new assets, as follows:

In € millions	France	Europe (excl. France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (*)	June 30, 2005	June 30, 2004	December 31, 2004
HOTELS	**17**	**75**	**7**	**6**	**7**	**-**	**112**	**99**	**255**
Up and Midscale Hotels	16	37	6	4	3	-	**66**	**63**	**176**
Economy	1	38	-	2	4	-	**45**	**32**	**71**
Economy US	-	-	1	-	-	-	**1**	**4**	**8**
SERVICES	**1**	**6**	**2**	**3**	**-**	**-**	**12**	**17**	**16**
OTHER BUSINESSES									
Travel Agencies	-	-	2	-	-	-	**2**	**11**	**71**
Casinos	25	6	-	-	-	-	**31**	**3**	**5**
Restaurants	-	-	-	-	-	-	**-**	**2**	**2**
Onboard Train Services	-	-	-	-	-	-	**-**	**-**	**-**
Holding Companies and other	-	-	-	-	-	1	**1**	**30**	**331**
TOTAL JUNE 30, 2005	**43**	**87**	**11**	**9**	**7**	**1**	**158**		
TOTAL JUNE 30, 2004	**31**	**74**	**35**	**3**	**9**	**10**		**162**	
TOTAL DECEMBER 31, 2004	***104***	***165***	***44***	***10***	***23***	***334***			***680***

(*) "Worldwide Structures" correspond to development expenditure and investments in new technology that are not specific to a single geographic region.

NOTE 35. DIRECTORS' FEES

Fees paid by the various Group companies to the members of the Supervisory Board amounted to €555,690, including €276,000 paid by Accor.

NOTE 36. CLAIMS AND LITIGATION

MANAGEMENT CONTRACTS

Reorganization of the Formule 1 and Etap Hôtel networks continued during first-half 2005, as part of a process allowing managers of companies managing these hotels to choose between management and employment contracts.

Several decisions by industrial tribunals (Conseils des Prud'hommes) and the Court of Appeals confirmed the commercial nature of the management contract.

The legal action still underway – which concerns a reduced number of claims – is unlikely to modify the estimated financial impact of the related risks, as recorded in the consolidated financial statements for first-half 2005.

CIWLT TAX AUDIT

A tax audit was carried out on the permanent branch in France of Compagnie Internationale des Wagons Lits et du Tourisme (CIWLT), a Belgian company that is 99.43%-owned by Accor SA. Following the audit, the French tax authorities concluded that CIWLT's seat of management was located in France not in Belgium.

Accordingly, the French tax authorities added back CIWLT's profits in Belgium for the purpose of calculating income tax payable in France. The resulting reassessments, for a total amount of €190 million including interest, have been contested by CIWLT on the basis of the notice received from the Belgian tax authorities confirming that its seat of management was in Belgium. The French tax authorities have issued a notice ordering CIWLT to settle the tax deficiencies and Accor has provided a tax bond issued by a bank in exchange for a stay of payment. CIWLT has contested all of the reassessments for the period 1998 to 2000 and has taken up the matter with the Cergy Pontoise administrative tribunal.

The Company considers that the reassessments do not give rise to any tax risk because CIWLT is governed by Belgian tax laws.

OTHER CLAIMS AND LITIGATION

In the normal course of its business, the Group is exposed to various claims and litigation. The Company believes that these claims and litigation will not give rise to any material costs and will not have a material adverse effect on its financial position, business and/or results of operations.

NOTE 37. OFF-BALANCE SHEET COMMITMENTS AT JUNE 30, 2005

Off-balance sheet commitments given at June 30, 2005 break down as follows:

In € millions		Less than 1 year	1 to 5 years	Beyond 5 years	June 30, 2005	December 31, 2004	June 30, 2004
SECURITY INTERESTS GIVEN ON ASSETS	(1)	**3**	**10**	**14**	**27**	**22**	**19**
. Novotel Paris Tour Eiffel	(2)	-	**8**	-	8	9	9
. Hotels, Switzerland	(3)	-	-	-	-	6	6
. Groupe Lucien Barrière	(4)	-	**140**	-	140	140	-
. Other purchase commitments	(5)	**32**	**108**	-	140	51	10
PURCHASE COMMITMENTS		**32**	**256**	-	**288**	**206**	**25**
LOAN GUARANTEES GIVEN	(6)	**27**	**24**	**18**	**69**	**85**	**72**
COMMITMENTS GIVEN IN THE NORMAL COURSE OF BUSINESS	(7)	**5**	**176**	**50**	**231**	**244**	**144**
CONTINGENT LIABILITIES		-	-	-	-	-	-
TOTAL JUNE 30, 2005		**67**	**466**	**82**	**615**		
TOTAL 31 DECEMBER 2004		**52**	**423**	**82**		**557**	
TOTAL JUNE 30, 2004		**82**	**98**	**80**			**260**

(1) Security interests on assets correspond to pledges and mortgages valued at the net book value of the underlying assets.
(2) Under the terms of the agreements between US investment fund Colony Capital and Accor concerning the acquisition of the Novotel Paris Tour Eiffel, Colony Capital has a put option on its 60% interest in Front de Seine Participations. The option is exercisable between the fifth and the seventh years, at a price based on a multiple of EBITDA less debt.
(3) This commitment no longer applied in first-half 2005, as the company concerned was fully consolidated at June 30, 2005.
(4) Under the agreements between Colony Capital, the Barrière Desseigne family and Accor, Colony Capital has a put option and Accor has a call option on Colony's 15% interest in Groupe Lucien Barrière SAS. Colony Capital's put option is exercisable in the 30 days following Groupe Lucien Barrière SAS 2007, 2008 and 2009 fiscal year-ends (October 31). The option exercise price will be determined by independent experts based on market prices. The option is included in off-balance sheet commitments at June 30, 2005 for an amount of €140 million.
(5) In addition, in connection with the Foncière des Murs transaction, Accor is committed to financing €63 million worth of construction work (see Note 2.A.2).
(6) Loan guarantees corresponds mainly to a €25 million guarantee given to Dorint's banks (see Note 2.B.1).
(7) Commitments given in the normal course of business include a guarantee given to the owner of four Ibis hotels in Poland, covering the payment by Orbis of annual rentals representing a total of €25 million. In addition, as explained in Note 36, following the tax audit of CIWLT, the French tax authorities issued a notice ordering CIWLT to settle the tax deficiencies. In August 2004, Accor provided a €143 million tax bond issued by a bank in exchange for a stay of payment.

To the best of the Group's knowledge and in accordance with generally accepted accounting principles, no commitments given have been omitted from the above list.

Off-balance sheet commitments received at June 30, 2005 break down as follows:

In € millions	Less than 1 year	1 to 5 years	Beyond 5 years	June 30, 2005
Irrevocable commitments received for the purchase of intangible assets and property, plant and equipment	-	-	-	-
Irrevocable commitments received for the purchase of financial assets	-	141		**141**
Customer orders spanning several years	6	-	-	**6**
PURCHASE COMMITMENTS RECEIVED	**6**	**141**	-	**147**
Sellers' warranties received	-	72	-	**72**
Debt waivers granted with a clawback clause	-	-	-	-
Loan guarantees received	-	-	-	-
Other guarantees received in the normal course of business	4	-	-	**4**
OTHER COMMITMENTS AND GUARANTEES RECEIVED	**4**	**72**	-	**76**
TOTAL JUNE 30, 2005	**10**	**213**	-	**223**

To the best of the group's knowledge and in accordance with generally accepted accounting principles, no commitments received have been omitted from the above list.

NOTE 38. PROFIT FOR THE PERIOD

In € millions	2004 (12 months)	2004 (6 months)	2005 (6 months)
OPERATING PROFIT BEFORE TAX	**513**	**188**	**230**
Cancellation of share of (profit) loss of associates	2	(3)	(2)
PROFIT BEFORE TAX	**515**	**185**	**228**
Restructuring costs	(22)	(5)	(8)
Impairment losses	(52)	(24)	(90)
Gains and losses on management of hotel properties	(8)	9	83
Gains and losses on management of other assets	(23)	(30)	23
Income tax expense	(152)	(64)	(69)
Profit or loss from discontinued operations	-	-	-
NET INCOME	**258**	**71**	**167**

NOTE 39.1. MAIN CONSOLIDATED COMPANIES AT JUNE 30, 2005

The main subsidiaries and associates represent 94% of consolidated revenue, 94% of EBITDAR and 96% of operating profit. The many other subsidiaries and associates represent individually less than 0.3% of consolidated revenue, EBITDAR and operating profit.

ACCOR

HOTELLERIE

France			
Exhotel	France	IG	100,00%
Hotexco	France	IG	100,00%
La Thermale de France	France	IG	100,00%
Mer et Montagne	France	IG	100,00%
Mercure International Hotels	France	IG	100,00%
Pullman International Hotels	France	IG	100,00%
Saint-Jacques Hôtels et Congrès	France	IG	100,00%
SNC DGR Grand Ouest	France	IG	100,00%
SNC DGR Île-de-France	France	IG	100,00%
SNC DGR Rhône-Alpes Méditerranée	France	IG	100,00%
Société Commerciale des Hôtels Économiques	France	IG	99,95%
Société de Développement des Hôtels Économiques	France	IG	100,00%
Société de Management International	France	IG	100,00%
Société de Participations Financières d'Hôtellerie	France	IG	100,00%
Société d'Étude et de Promotion Hôtelière Internationale	France	IG	100,00%
Société Hôtelière de la Porte de Sèvres	France	IG	100,00%
Société Internationale de Services des Hôtels Économiques	France	IG	100,00%
Thalamer	France	IG	99,91%
Société d'Exploitation d'Hôtels Suites	France	IG	98,61%
Société Hôtelière Nice Centre	France	MEE	45,00%

Europe excl. France			
Accor Hôtellerie Deutschland	Germany	IG	100,00%
Dorint	Germany	MEE	30,79%
Accor Austria AG	Austria	IG	100,00%
Ibis Hôtels Belgium	Belgium	IG	100,00%
Accoordination	Belgium	IG	99,68%
Accor Hotels Belgium	Belgium	IG	100,00%
Accor Hotels Denmark	Denmark	IG	100,00%
Accor Hoteles Espagne	Spain	IG	100,00%
Société Hôtelière Athènes Centre	Greece	IG	100,00%
Pannonia Hotels RT	Hungary	IG	99,92%
Sofitel Gestioni Alberghiere Italia	Italy	IG	99,49%
Famosa Immobiliaria	Italy	IG	96,28%
Sifalberghi	Italy	IG	96,28%
Motel Maatschappij Hollande	Netherland	IG	100,00%
Nhere BV	Netherland	IG	100,00%
Novotel Nederland	Netherland	IG	100,00%
Postiljon	Netherland	IG	100,00%
Orbis	Poland	MEE	35,58%
Goldtur	Portugal	IP	50,00%
Portis	Portugal	IP	50,00%
Accor UK Business & Leisure	United Kingdom	IG	100,00%
Accor UK Economy Hotels	United Kingdom	IG	100,00%
Accor Hôtels Scandinavia	Sweden	IG	100,00%
Accor Suisse	Switzerland	IG	100,00%

North America			
Accor Canada Inc.	Canada	IG	100,00%
Accor Lodging North America	United States	IG	100,00%
Accor North America Inc.	United States	IG	100,00%
IBL Limited	United States	IG	100,00%
Red Roof Inn	United States	IG	100,00%
Universal Commercial Credit	United States	IG	100,00%

Latin America & Caribbean			
NSB	Argentina	IG	100,00%
Hotelaria Accor Brasil	Brazil	IG	71,31%
Dalkia Brasil	Brazil	IG	49,99%

Other countries			
Saudi Hotels Management	Saoudi Arabia	IG	100,00%
Accor Asia Pacific Corporation	Australia	IG	100,00%
Société Propriétaire de l'Hôtel de l'Union	*Senegal*	IG	*99,80%*
Société Abidjanaise	Ivory Coast	IG	74,92%
El Gezirah Hotels Tourism	Egypt	IG	88,55%
Risma	Morocco	MEE	45,29%

SERVICES

France			
Accor Services France	France	IG	99,35%
Restaupro	France	IG	99,96%
French Line Diffusion	France	IP	49,87%

Europe excl. France			
Accor Services Austria	Austria	IG	98,52%
Accor T.R.B.	Belgium	IG	99,35%
Accor Services Deutschland	Germany	IG	99,35%
Gemeaz	Italy	IG	94,64%
Euro Servicos Alimentares	Portugal	IG	96,85%
Hungastro	Romania	IG	80,00%
Accor Services Roumania	Romania	IG	84,50%
Rikskuponger	Sweden	IG	99,25%
Luncheon vouchers	United Kingdom	IG	99,35%

North America			

Latin America & Caribbean			
Servicios Ticket	Argentina	IG	99,41%
Ticket Brésil	Brazil	IG	49,99%
Accor Services Chili	Chile	IG	73,87%
Accor Servicios Empresariales	Mexico	IG	97,35%
Seremca	Venezuela	IG	55,55%

Other countries			
Accor Services Australia	Australia	IG	99,35%

OTHER SERVICES

Académie Accor	France	IG	100,00%
Accor Réservation Service	France	IG	100,00%
Compagnie de Tourisme Frantour	France	SORTIE	100,00%
Frantour	France	IG	100,00%
Devimco	France	IG	99,99%
Lenôtre	France	IG	98,81%
Scapa Italia	Italy	IG	97,00%
Go Voyages	France	IG	100,00%
GR	Brazil	IG	49,99%
Groupe Lucien Barrière SAS	France	IP	30,19%
Financière Courtepaille	France	SORTIE	20,00%
Club Méditerranée	France	MEE	28,93%

99,49%

Compagnie Internationale des Wagons-Lits & du Tourisme (*)	**Belgium**		
Rail Restauration	France	IG	99,49%
Société Française de Promotion Touristique & Hôtelière	France	IG	99,48%
Treno	Italy	IG	99,49%
WLT Mexicana	Mexico	IG	99,49%

49,74%

CWT Beheermaatschappij (*)	**Netherlands**		
Carlson Canada	Canada	IP	49,74%
World Tourist	Denmark	IP	49,74%
Carlson USA	United States	IP	49,74%
Compagnie de Service de Voyage et de Tourisme	France	IP	49,74%
Société d'Exploitation de Voyages et de Tourisme	France	IP	49,74%
Wagons-Lits Tourisme Réseau International France	France	IP	49,74%
Carlson Wagonlit Travel Beheermaatschappij	Netherlands	IP	49,74%
CW Travel UK	United Kingdom	IP	49,74%
HQ Asia	Thaïland	IP	49,74%
CWT Espagne	Spain	IP	49,74%
GEMINI - MLT	Italy	IP	49,74%
CWT Australie	Australia	IP	49,74%
CWT Nederland BV	Netherlands	IP	49,74%

(*) All entities we held directly by Accor SA, except for Compagnie des Wagons-Lits and CWT Beheermaatshappij.

IG : fully consolidated
IP : consolidated using the proportional method
MEE : accounted for by the equity method

NOTE 39.2. ADDITIONAL INFORMATION ABOUT JOINTLY-CONTROLLED ENTITIES

In € millions	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenue for the Group	Costs for the Group
Carlson Wagonlit Travel	347	183	383	147	239	(223)
Groupe Lucien Barrière SAS	35	140	54	121	144	(142)

Above disclosed figures are Group's share calculated.

NOTE 40. SUBSEQUENT EVENTS

No significant subsequent events occurred after June 2005 which might alter relevance of information given.

NOTE 41. SHARE-BASED PAYMENTS

STOCK OPTION PLANS

Description of the main plans

The following table summarizes the characteristics of stock options outstanding at June 30, 2005, as well as of options that were cancelled or expired during the period.

	Grant date	Life of plan	Number of options granted	Option expiry date	Number of grantees	Exercise price	Cash-settled or equity-settled
Plan 1	7-Jan.-1998	8 years	1,378,950	7-Jan.-2006	228	32.47€	Equity-settled
Plan 2	6-Jan.-1999	8 years	581,525	6-Jan.-2007	639	33.95€	Equity-settled
Plan 3	30-March-2000	8 years	690,125	30-March-2008	809	37.00€	Equity-settled
Plan 4	22-Dec.-2000	8 years	757,322	22-Dec.-2007	15,725	43.40€	Equity-settled
Plan 5	4-Jan.-2001	8 years	1,957,000	4-Jan.-2009	32	40.58€	Equity-settled
Plan 6	8-Jan.-2002	8 years	3,438,840	8-Jan.-2010	2,032	37.77€	Equity-settled
Plan 7	12-July.-2002	8 years	104,361	12-July.-2009	3,890	39.10€	Equity-settled
Plan 8	3-Jan.-2003	8 years	148,900	3-Jan.-2011	67	31.83€	Equity-settled
Plan 9	7-Jan.-2004	8 years	1,482,900	7-Jan.-2012	1,517	35.68€	Equity-settled
Plan 10	9-July-2004	8 years	88,131	9-July-2012	3,390	33.94€	Equity-settled
Plan 11	12-Jan.-2005	7 years	1,300,000	12-Jan.-2012	907	32.42€	Equity-settled

Changes in outstanding stock options during the period

	December 31, 2004		June 30, 2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
OPTIONS OUTSTANDING AT BEGINNING OF PERIOD	**9,115,023**	**31.83 €**	**9,273,784**	
Options granted	253,261	34.83 €	1,482,900	35.68 €
Options canceled	-	0 €	-	0 €
Options exercised	(94,500)	17.18 €	(124,725)	35.29 €
Expired options	-	0 €	-	0 €
OPTIONS OUTSTANDING AT END OF PERIOD	**9,273,784**	**0.00 €**	**10,631,959**	
OPTIONS EXERCISABLE AT END OF PERIOD	**9,273,784**	**0.00 €**	**10,631,959**	

Outstanding options at June 30, 2005

	Exercise price	Number	Remaining life of the options
Plan 1	32.47 €	1,237,500	6 months
Plan 2	33.95 €	563,725	1.5 years
Plan 3	37.00 €	688,250	3 years
Plan 4	43.40 €	757,322	2.5 years
Plan 5	40.58 €	1,957,000	3.5 years
Plan 6	37.77 €	3,438,740	4.5 years
Plan 7	39.10 €	104,301	4.5 years
Plan 8	31.83 €	148,900	5.5 years
Plan 9	35.68 €	1,482,900	6.5 years
Plan 10	33.94 €	88,131	7 years
Plan 11	32.42 €	1,300,000	6.5 years

Fair value of options

The weighted average fair value of options granted during the period was €8.51 per option.

IFRS 2 requires the recognition in the accounts of equity-settled stock options granted after 7 November 2002 that had not yet vested at January 1, 2005. In the case of the Accor Group, IFRS 2 applies to options granted under four plans set up in 2003 and 2004. The fair value of these options at the grant date has been determined using the Black & Scholes option-pricing model. The main data and assumptions used for the fair value calculations are as follows:

	Plan 8	Plan 9	Plan 10	Plan 11
Accor share price at the option grant date	30.50 €	35.18 €	33.71 €	31.64 €
Option exercise price	31.83 €	35.68 €	33.94 €	35.68 €
Expected volatility (*)	39.58%	39.68%	39.18%	37.64%
Life of the options	8 years	8 years	8 years	7 years
Expected share yield	3.54%	3.44%	3.55%	2.94%
Options fair value	8.91 €	10.46 €	10.08 €	8.51 €

(*) Weighted volatility based on exercise periods.

Maturities of stock options

The Group has decided to base the exercise dates of stock options under these plans on observed exercise dates under previous plans. The same principle has been applied to all plans, as follows:

- 35% of options exercised after 4 years
- 20% of options exercised after 5 years
- 35% of options exercised after 6 years
- 5% of options exercised after 7 years – 10% for plan 11
- 5% of options exercised after 8 years.

The cost of the plans has been determined using the Black & Scholes option-pricing models, based on maturities corresponding to the options' expected lives.

Share price volatility

The Group has chosen to apply a volatility rate calculated by reference to historical data for the eight years preceding the grant date. Different volatility rates have been applied to each maturity as presented above.

Cost of share-based payments recognized in the accounts

The total cost recognized in respect of share-based payments amounted to €4 million at June 30, 2005 (December 31, 2004: €6 million).

NOTE 42. RELATED PARTY TRANSACTIONS

Related party transactions between Accor SA and its subsidiaries are eliminated in consolidation and are therefore not included in the following tables. The transactions summarized below mainly concern significant transactions carried out in the normal course of business with companies where the Chairman and Chief Executive Officer of the Accor Group is a member of the Board of Directors.

Related party transactions

		Transaction amounts		Related party receivables		Related party payables		Provisions for doubtful accounts		Off-balance sheet commitments	
	Type of transaction	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Colony Capital	Long-term loan	-	-	74	68	-	-	32	27	-	-
	GLB put option granted to Accor	-	-	-	-	-	-	-	-	140	140
	Bond issues	-	-	-	-	1 000	-	-	-	-	-

NOTE 43. EFFECTS OF THE FIRST-TIME ADOPTION OF IFRS

This note describes the principles applied to prepare the IFRS opening balance sheet at January 1, 2004, as well as the differences compared with French generally accepted accounting principles applied in prior years and their impact on the 2004 opening and closing balance sheets and income statement.

A. Background

In accordance with European Commission regulation 1606/2002 dated July 19, 2002 on the application of international financial reporting standards, the Accor Group consolidated financial statements have been prepared in accordance with the International Accounting Standards and International Financial Reporting Standards (IASs/IFRSs) endorsed by the European Union and applicable from January 1, 2005. The first published IFRS financial statements concern the 2005 fiscal year and include comparative figures for 2004. The IFRS transition date is January 1, 2004.

In preparation for the publication of 2005 IFRS financial statements with comparative information for 2004, and as recommended by the French securities regulator (AMF) concerning financial communications during the transition period, Accor has prepared 2004 financial information on the main effects of the transition to IASs/IFRSs including preliminary information on the expected quantified impact of the transition on:

- The opening IFRS balance sheet at the transition date (January 1, 2004), which will include in equity the final IFRS adjustments determined when the 2005 financial statements are drawn up.
- The IFRS balance sheet at December 31, 2004 and the 2004 IFRS income statement.
- The IFRS balance sheet at June 30, 2004 and the first-half 2004 IFRS income statement.

The 2004 financial information on the estimated quantified impact of the transition to IFRS on the 2004 financial statements has been determined by applying to 2004 data the IASs/IFRSs and related interpretations that the Group expects to apply for the preparation of the IFRS financial statements at December 31, 2005, as follows:

- IASs/IFRSs and related interpretations whose application at December 31, 2005 is currently expected to be compulsory.
- The currently expected outcome of the technical issues and projects currently being examined by the IASB and IFRIC, which are likely to affect the preparation or presentation of the 2005 IFRS financial statements.
- The options and exemptions that the Group expects to apply for the preparation of the 2005 IFRS financial statements.

For these reasons, the opening balance sheet used as the basis for preparing the IFRS financial statements for fiscal 2005 may be different from the opening balance sheet used to prepare the 2004 financial information in this report, due to possible changes in the application of these standards.

This information has been reviewed by the Management Board and the Audit Committee, and has been audited by the Statutory Auditors.

B. Organization of the IFRS project

In preparation for the transition to IFRS, a groupwide information system has been set up comprising:

- A database managing data for all Group units and entities.
- A standard chart of accounts (including expenses classified by nature and by function) applicable to all Group businesses.
- Integrated management software (Oracle Applications) for the Hotels division.
- A new consolidated reporting and processing system (Hyperion Financial Management).

During the first phase of the project, the Consolidation Department carried out detailed analyses to:

- Identify the main differences between IFRS and the Group's current accounting practices.
- Determine the most appropriate IFRS accounting policies.
- Determine the organizational and information systems changes made necessary by the transition to IFRS

This initial analysis phase was followed by a deployment phase, which involved:

- Drafting an IFRS training manual and practical guidelines.
- Organizing IFRS training for the finance teams. A total of 400 staff received several days' training in Paris and Consolidation Department members visited the majority of countries to review local IAS/IFRS adjustments.
- Adapting accounting and finance systems.

C. Standards and exemptions applied for the preparation of the initial quantified IFRS financial information

C.1. STANDARDS

The 2004 IFRS financial statements have been prepared in accordance with IFRS 1 – First-Time Adoption of International Financial Reporting Standards, based on the IASs/IFRSs applicable as of January 1, 2005, as published as of December 31, 2004. The Group has also elected for early adoption of the revised standards IAS 32 and 39 on financial instruments, as from January 1, 2004.

Considering the international nature of its business, the Group already applies the recommended methods set out in French accounting standard CRC 99-02 concerning finance lease and the recognition of obligations under defined benefit plans, which are similar to the methods recommended in the corresponding IASs.

C.2. EXCEPTIONS AND EXEMPTIONS APPLIED FOR THE FIRST-TIME ADOPTION OF IFRS

To prepare the opening IFRS balance sheet at January 1, 2004, the Group has applied the principles governing the first-time adoption of IFRS defined in IFRS 1.

As a general principle, IASs/IFRSs are applicable retrospectively. However, IFRS 1 provides for certain exceptions and exemptions, as follows:

- IFRS prohibits retrospective application of some aspects of other IFRSs relating to estimates made under former accounting standards, derecognition of financial assets and financial liabilities and hedge accounting.
- The Group has decided not to use the following exemptions from other IFRSs:
    - Retrospective application of IFRS 3 – Business Combinations to business combinations recognized before the date of transition to IFRS.
    - Measurement of property, plant and equipment at fair value at the transition date, and use of that fair value as deemed cost.
    - Recognition in profit or loss of all cumulative actuarial gains and losses at the transition date.

The Group has, however, elected to transfer cumulative translation differences at January 1, 2004 to retained earnings. After taking into account the impact of IFRS adjustments on the opening net assets of foreign subsidiaries, the total amount transferred

D. Description of IFRS adjustments

D.1. IFRS 3 BUSINESS COMBINATIONS

Former accounting practice: goodwill is amortized over 40 years for the hotel and service businesses and 10 to 20 years for other businesses.

IFRS: goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in the income statement.

The effects of applying IFRS 3 are as follows:

In € millions	IFRS 3
Impact on equity at January 1, 2004	0
Impact on first-half 2004 Net Income	+ 54
Impact on 2004 Net Income	+ 115

D.2. IAS 38 – INTANGIBLE ASSETS

Former accounting practice: certain intangible assets, such as start-up costs, share issuance costs and costs incurred prior to the opening of new hotels and restaurants, are classified as deferred charges.

IFRS: *items qualified as deferred charges in the French GAAP accounts are recognized as expenses for the period in which they* are incurred. Therefore, in the IFRS accounts, the following costs have been either reclassified or written off against equity or to profit or loss:

- Start-up costs
- Share issuance costs
- Costs related to the acquisition of fixed assets
- Costs incurred prior to the opening of new hotels and restaurants
- Certain other items recognized in deferred charges in the French GAAP accounts, such as the cost of maintenance work with a useful life in excess of one year.

In the French GAAP accounts, these costs are recognized in the balance sheet and amortized over periods ranging from three to five years. In the IFRS accounts, they will be recognized as expenses for the period in which they are incurred.

The effects of applying IAS 38 are as follows:

In € millions	IAS 38
Impact on equity at January 1, 2004	-30
Impact Operating Profit before Tax June 30, 2004	0
Impact Operating Profit before Tax Dec. 31, 2004	0

D.3. IAS 16 – PROPERTY, PLANT AND EQUIPMENT

Former accounting practice: property, plant and equipment are stated at cost and depreciated over their estimated useful lives.

IFRS: the Group has decided not to apply the exemption provided for in IFRS 1 – *First-Time Adoption of International Financial Reporting Standards*, which consists of measuring items of property, plant and equipment at their fair value at the IFRS transition date and using that fair value as the assets' deemed cost at that date. It has also decided not to apply the revaluation model provided for in IAS 16 – *Property, Plant and Equipment*, which consists of revaluing property, plant and equipment at fair value at each period-end. Consequently, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

With the transition to IFRS, the Group has decided to extend to all items of property, plant and equipment application of the components method, whereby each part of an item with a cost that is significant in relation to the cost of the item is depreciated separately. In the French GAAP accounts, the main items not depreciated by this method are hotel properties in the United States.

In addition, no residual values have been taken into account because the Group plans to use the hotel properties over their entire useful lives.

The effects of applying IAS 16 are as follows:

In € millions	IAS 16
Impact on equity at January 1, 2004	- 138
Impact Operating Profit before Tax June 30, 2004	- 9
Impact Operating Profit before Tax Dec. 31, 2004	- 17

D.4. IAS 17 – LEASES

Former accounting practice: the Group applies the recommended method under French GAAP, whereby leases that transfer to the lessee substantially all the risks and rewards incidental to ownership of the asset are accounted for as finance leases.

Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term. The straight-line amount is adjusted for the effect of escalation clauses based on the construction cost index, inflation or any other appropriate index.

IFRS: All of the 1,553 leases in progress at December 31, 2003 have been reviewed in connection with the transition to IFRS. Thirty-four of these leases meet the criteria for accounting treatment as finance leases and are recognized in the opening IFRS balance sheet. The remaining 1,519 leases have been accounted for as operating leases. However, the practice of adjusting lease payments to include the effect of escalation clauses does not comply with IAS 17 and has therefore been abandoned so that recognized lease payments represent a constant amount over the entire lease term. The effect of this change of method, which has been applied retrospectively to all current leases from their respective inception dates, has been recognized in equity in the opening IFRS balance sheet for the cumulative amount at January 1, 2004, and will be recognized in profit or loss in future periods.

The effects of applying IAS 17 are as follows:

In € millions	IAS 17 Straight-line recognition of lease payments	IAS 17 Recognition of finance leases
Impact on equity at January 1, 2004	-262	- 31
Impact Operating Profit before Tax June 30, 2004	- 24	- 3
Impact Operating Profit before Tax Dec. 31, 2004	-49	- 7

D.5. IAS 36 – IMPAIRMENT OF ASSETS

Former accounting practice: for many years now, the Group has performed regular impairment tests on its hotel properties to check that their carrying amount does not exceed their value in use or fair value. Impairment tests on up and midscale hotels and economy hotels (Sofitel, Novotel, Mercure, Suitehotel and Ibis) are carried out separately for each property, while tests on very low cost hotels (Formule 1, Etap, Motel 6 and Red Roof Inns) are performed on an aggregate basis for all hotel properties in a given country.

IFRS: for the purpose of applying IAS 36, each individual low cost hotel is considered as representing a separate cash generating unit, in the same way as for other hotel categories.

The effects of applying IAS 36 are as follows:

In € millions	IAS 36
Impact on equity at January 1, 2004	- 120
Impact Operating Profit before Tax June 30, 2004	+ 10
Impact Operating Profit before Tax Dec. 31, 2004	+ 20

D.6. IAS 19 – EMPLOYEE BENEFITS / IFRS 2 – SHARE-BASED PAYMENT

Former accounting practice: since January 1, 2000, the Group has applied the recommended method provided for in standard CRC 99-02, which consists of recognizing all defined benefit obligations in the balance sheet.

IFRS: stock options granted since November 7, 2002 have been accounted for in the IFRS accounts in accordance with IFRS 2. As allowed under the transitional provisions of IFRS 2, this standard has not been applied to options granted prior to this date. Adoption of IFRS 2 will have an impact on profit in future years. Also in accordance with IFRS 2, the cost represented by stock grants under the Employee Stock Ownership Plan is also recognized immediately in profit.

The effects of applying IFRS 2 are as follows:

In € millions	IFRS 2
Impact on equity at January 1, 2004	-
Impact Operating Profit before Tax June 30, 2004	- 5
Impact Operating Profit before Tax Dec. 31, 2004	-10

D.7. IAS 12 – INCOME TAXES

Former accounting practice: the Group recognizes deferred taxes on all temporary differences between the book value of assets and liabilities and their tax basis.

IFRS: in accordance with IAS 12, deferred taxes are recognized in the IFRS accounts on IAS/IFRS adjustments and also on the Repackaged Perpetual Subordinated Floating Rate Notes.

The effects of applying IAS 12 are as follows:

In € millions	IAS 12
Impact on equity at December 31, 2004	-122
Impact on first-half 2004 Net Income	- 11
Impact on 2004 Net Income	-20

D.8. IAS 32/39 – FINANCIAL INSTRUMENTS

Former accounting practice: financial instruments are recognized in the balance sheet as debt, at nominal value, except for derivative instruments. Convertible bonds follow the same accounting treatment as ordinary bonds and are therefore recognized in debt for their total amount.

Gains and losses on financial instruments used for hedging purposes are measured and recognized on a symmetrical basis with the losses and gains on the underlying items.

Unilateral put options granted by the Group are recorded off-balance sheet.

IFRS: financial liabilities other than convertible bonds are measured at amortized cost. Derivative instruments are recognized in the balance sheet at fair value. Changes in fair value are recognized in profit, except for gains and losses on instruments qualified as cash flow hedges which are recognized in equity.

In accordance with IAS 32 and IAS 39, the equity and debt components of the Group's hybrid instruments (OCEANE bonds and other convertible bonds) are recognized separately.

Lastly, put options granted by Accor on the shares of fully-consolidated subsidiaries are recognized in debt, leading to a reduction in minority interests and an increase in goodwill.

The effects of applying IAS 32/39 are as follows:

In € millions	IAS 32/39
Impact equity at January 1, 2004	+53
Impact on Operating Profit before Tax June 30, 2004	- 3
Impact on Operating Profit before Tax December 31, 2004	-9

IFRS BALANCE SHEET AT JANUARY 1, 2004 - ASSETS

ASSETS In € millions	December 31, 2003 French Gaap	IAS 16 Depreciation / Components method	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense	IAS 17 Finance leases
GOODWILL	**1,719**	**(10)**	**(1)**	-	**(1)**
INTANGIBLE ASSETS	**384**	**0**	**(13)**	-	-
PROPERTY, PLANT AND EQUIPMENT	**4,133**	**(191)**	**(0)**	-	**182**
Long-term loans	450	-	-	-	(5)
Investments in associates	202	(6)	9	(7)	-
Available-for-sale investments	386		-	-	(1)
TOTAL NON-CURRENT FINANCIAL ASSETS	**1,038**	**(6)**	**9**	**(7)**	**(6)**
Deferred tax assets	45	71	16	142	9
TOTAL NON-CURRENT ASSETS	**7,319**	**(135)**	**11**	**135**	**183**
Inventories	64	(3)	-	-	-
Trade receivables	1,074	-	-	-	-
Other receivables and accruals	901		(42)	(155)	(1)
Service voucher reserve funds	340	-	-	-	-
Receivables on asset disposals	18	-	-	-	-
Short-term loans	186	-	-	-	-
Marketable securities	833	-	-	-	-
Cash	221	-	-	-	1
TOTAL CURRENT ASSETS	**3,637**	**(3)**	**(42)**	**(155)**	**(0)**
TOTAL ASSETS	**10,956**	**(138)**	**(31)**	**(20)**	**183**

IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifications	Total IAS/IFRS adjustments	January 1, 2004 IFRS
-	**25**	**-**	**-**	**(162)**	**(150)**	**1,569**
-	**-**	**-**	**-**	**57**	**44**	**428**
(183)	**-**	**-**	**-**	**(26)**	**(219)**	**3,914**
-	-	-	-	-	(5)	445
-	-	-	-	162	159	361
-	(38)	-	-	-	(39)	347
-	**(38)**	**-**	**-**	**162**	**115**	**1,153**
73	18	(14)	-	2	317	362
(111)	**5**	**(14)**	**-**	**33**	**107**	**7,426**
(10)	-	-	-	-	(13)	51
-	-	-	-	-	-	1,074
-	(18)	-	-	(28)	(245)	656
-	-	-	-	-	-	340
-	-	-	-	-	-	18
-	(14)	-	-	-	(14)	172
-	1	-	-	-	1	834
-	122	-	-	-	123	344
(10)	**90**	**-**	**-**	**(28)**	**(149)**	**3,488**
(121)	**95**	**(14)**	**-**	**4**	**(43)**	**10,913**

IFRS BALANCE SHEET AT JANUARY 1, 2004 – EQUITY AND LIABILITIES

EQUITY AND LIABILITIES *In € millions*	December 31, 2003 French Gaap	IAS 16 Depreciation / Components method	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense
Share capital	593	-	-	-
Additional paid-in capital	1,903	-	-	-
Retained earnings	1,268	(138)	(30)	(262)
Revaluation reserve - available-for-sale investments	-	-	-	-
Reserve - employee benefits				
Translation reserve	(447)	-	-	-
Profit for the period	270	-	-	-
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	**3,587**	**(138)**	**(30)**	**(262)**
Minority interests	96	(0)	(1)	(0)
EQUITY	**3,683**	**(138)**	**(31)**	**(262)**
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	80	-	-	-
Convertible bonds (OCEANEs)	1,186	-	-	-
Other long-term borrowings	1,896	-	-	-
Long-term finance lease liabilities	182	-	-	-
Deferred tax	284	-	-	-
Long-term provisions	73	-	-	-
TOTAL NON-CURRENT LIABILITIES	**3,701**	**-**	**-**	**-**
TOTAL EQUITY AND NON-CURRENT LIABILITIES	**7,384**	**(138)**	**(31)**	**(262)**
Trade payables	0	-	-	0
Current tax payables	647	-	-	647
Other payables	1,009	-	0	242
Service vouchers in circulation	1,346	-	-	-
Short-term provisions	194	-	-	-
Short-term borrowings and finance lease liabilities	278	-	-	-
Bank overdrafts	98	-	-	-
TOTAL CURRENT LIABILITIES	**3,572**	**-**	**(0)**	**242**
TOTAL EQUITY AND LIABILITIES	**10,956**	**(138)**	**(31)**	**(20)**

IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifi-cations	Total IAS/IFRS adjustments	January 1, 2004 IFRS
-	-	-	-	-	-	-	593
-	-	-	-	-	-	-	1,903
(31)	(120)	(72)	(122)	-	(448)	(1,223)	45
-	-	125	-	-	-	125	125
-	-	-	-	-	447	447	(0)
-	-	-	-	-	-	-	270
(31)	**(120)**	**53**	**(122)**	**-**	**(1)**	**(651)**	**2,936**
(0)	(0)	(7)	-	-	(1)	(10)	86
(31)	**(121)**	**47**	**(122)**	**-**	**(2)**	**(660)**	**3,023**
-	-	(2)	-	-	-	(2)	78
-	-	(92)	-	-	-	(92)	1,094
15	-	56	-	-	-	72	1,968
191	-	-	-	-	-	191	373
-	-	-	107	-	-	107	391
-	-	-	-	-	8	8	81
206	**-**	**(38)**	**107**	**-**	**8**	**283**	**3,984**
175	**(121)**	**9**	**(14)**	**-**	**6**	**(377)**	**7,007**
-	-	-	-	-	-	-	647
0	-	-	-	-	1	241	1,250
-	-	-	-	-	-	-	1,346
-	-	(21)	-	-	-	(21)	173
8	-	54	-	-	-	61	339
-	-	53	-	-	-	53	151
8	**-**	**86**	**-**	**-**	**(1)**	**334**	**3,906**
183	**(121)**	**95**	**(14)**	**-**	**4**	**(43)**	**10,913**

IFRS BALANCE SHEET AT JUNE 30, 2004 - ASSETS

ASSETS *In € millions*	December 31, 2003 French Gaap	IAS 16 Depreciation / Components method	IAS 19 Employee benefits	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense
GOODWILL	1,755	(10)	0		
INTANGIBLE ASSETS	400	26		15	
PROPERTY, PLANT AND EQUIPMENT	4,140	(232)			
Long-term loans	431				
Investments in associates	212	(6)	0	9	(7)
Available-for-sale investments	381				
TOTAL NON-CURRENT FINANCIAL ASSETS	**1,024**	**(6)**	**0**	**9**	**(7)**
Deferred tax assets	62	76	(1)	15	155
TOTAL NON-CURRENT ASSETS	**7,381**	**(146)**	**(1)**	**38**	**148**
Inventories	67	(3)			
Trade receivables	1,280				
Other receivables and accruals	986	0		(70)	(213)
Service vouchers reserve funds	337				
Receivables on asset disposals	15				
Short-term loans	190				
Marketable securities	**627**				
Cash	**265**				
TOTAL CURRENT ASSETS	3,767	(3)	-	(70)	(213)
TOTAL ASSETS	**11,148**	**(149)**	**(1)**	**(32)**	**(65)**

IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifi-cations	Total IAS/IFRS adjustments	June 30, 2004 IFRS
(0)	(17)	15		53	(146)	(106)	1,649
						41	440
173	(175)					(235)	3,905
0					(6)	(6)	425
				0	143	140	352
(1)		(51)			4	(47)	334
(1)		**(51)**		**1**	**141**	**86**	**1,111**
10	71	21	(14)		2	336	398
182	(121)	(14)	(14)	54	**(5)**	**121**	**7,503**
	(10)					(13)	53
						-	1,280
(1)		(15)				(299)	687
						-	337
						-	15
		(15)				(15)	175
						-	**627**
1		114				**114**	**379**
-	(10)	84	-	-		(213)	3,553
182	**(131)**	**70**	**(14)**	**54**	**(5)**	**92**	**11,056**

IFRS BALANCE SHEET AT JUNE 30, 2004 – EQUITY AND LIABILITIES

EQUITY AND LIABILITIES In € millions	December 31, 2003 French Gaap	IAS 16 Depreciation / Components method	IAS 19 - IFRS 2 Employee benefits	IAS 38 Deferred charges
Share capital	593			
Additional paid-in capital	1,904			
Retained earnings	1,268	(144)		(30)
Revaluation reserve - available-for-sale investments	-		()	
Reserve - employee benefit			5	
Translation reserve	(372)	1	()	
Profit for the period	81	(6)	(5)	
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	**3,474**	**(149)**		**(31)**
Minority interests	90		(1)	(1)
EQUITY	**3,564**	**(149)**	**(1)**	**(32)**
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	41			
Convertible bonds (OCEANEs)	996			
Other long-term borrowings	2,105			
Long-term finance lease liabilities	167			
Deferred tax	298			
Long-term provisions	79			
TOTAL NON-CURRENT LIABILITIES	**3,686**	**-**		**-**
TOTAL EQUITY AND NON-CURRENT LIABILITIES	**7,250**	**(149)**	**(1)**	**(32)**
Trade payables	0			
Current tax payables	754			
Other payables	1,121			
Service vouchers in circulation	1,390			
Short-term provisions	172			
Short-term borrowings and finance lease liabilities	347			
Bank overdrafts	114			
TOTAL CURRENT LIABILITIES	**3,898**	**-**	**-**	**-**
TOTAL EQUITY AND LIABILITIES	**11,148**	**(149)**	**(1)**	**(32)**

IAS 17 Straight-line recognition of rental expense	IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifi-cations	Total IAS/IFRS adjustments	June 30, 2004 IFRS
								593
								1,904
(270)	(7)	(123)	(84)	(123)	(0)	(443)	(1,223)	45
			125				125	125
							5	5
1		1		1		425	430	58
(16)	(3)	(9)	(20)	(11)	54	(1)	(17)	64
(285)	**(10)**	**(131)**	**21**	**(133)**	**54**	**(19)**	**(680)**	**2,794**
(1)			(2)				(5)	85
(285)	**(10)**	**(131)**	**19**	**(133)**	**54**	**(19)**	**(685)**	**2,879**
			(2)				(1)	40
			(69)				(69)	927
	0		63				62	2,167
	188						188	355
				118			118	416
						8	8	87
-	**188**	**-**	**(8)**	**118**	**-**	**8**	**306**	**3,992**
(285)	**178**	**(131)**	**11**	**(14)**	**54**	**(10)**	**(379)**	**6,871**
	3						3	757
220						0	219	1,340
							-	1,390
			(27)			5	(27)	145
	0		11				43	363
			76				49	190
220	**3**	**-**	**59**	**-**	**-**	**5**	**79**	**4,185**
(65)	**182**	**(131)**	**70**	**(14)**	**54**	**(5)**	**(92)**	**11,056**

IFRS BALANCE SHEET AT DECEMBER 31, 2004 - ASSETS

ASSETS In € millions	December 31, 2004 French Gaap	IAS 16 Depreciation / Components method	IAS 19 Employee benefits	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense
GOODWILL	1,758	(10)		0	
INTANGIBLE ASSETS	364	(4)		(17)	
PROPERTY, PLANT AND EQUIPMENT	3,950	(202)		0	
Long-term loans	329				
Investments in associates	420	(5)		12	(9)
Available-for-sale investments	328				
TOTAL NON-CURRENT FINANCIAL ASSETS	**1,077**	**(5)**	**-**	**12**	**(9)**
Deferred tax assets	47	76		17	150
TOTAL NON-CURRENT ASSETS	**7,196**	**(145)**	**-**	**12**	**141**
Inventories	79	(1)			
Trade receivables	1,272				
Other receivables and accruals	922	0		(39)	(211)
Service vouchers reserve funds	346				
Receivables on asset disposals	44				
Short-term loans	60				
Marketable securities	**1,369**				
Cash	**222**				
TOTAL CURRENT ASSETS	4,314	(0)	-	(39)	(211)
TOTAL ASSETS	**11,510**	**(145)**	**-**	**(27)**	**(70)**

IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifi-cations	Total IAS/IFRS adjustments	December 31, 2004 IFRS
(1)	(38)	34		114	(189)	(91)	1,667
					57	36	400
147	(152)				(26)	(233)	3,717
						-	329
					179	178	598
		(38)			3	(35)	293
-	**-**	**(38)**	**-**	**-**	**182**	**143**	**1,220**
13	59	21	(14)	-	3	325	372
159	**(131)**	**17**	**(14)**	**114**	**27**	**180**	**7,376**
	(9)					(10)	69
						-	1,272
(1)		(15)			(29)	(294)	628
						-	346
						-	44
		(14)				(15)	45
		1			**(4)**	**(3)**	**1,366**
		78				**78**	**300**
(1)	(9)	50	-	-	(34)	(244)	4,070
159	**(140)**	**67**	**(14)**	**114**	**(7)**	**(64)**	**11,446**

IFRS BALANCE SHEET AT DECEMBER 31, 2004 – EQUITY AND LIABILITIES

EQUITY AND LIABILITIES In € millions	December 31, 2004 French Gaap	IAS 16 Depreciation / Components method	IAS 19 Employee benefits	IAS 38 Deferred charges
Share capital	617	-		-
Additional paid-in capital	2,187	-		-
Retained earnings	1,272	(136)		(31)
Revaluation reserve - available-for-sale investments	-		10	
Reserve - employee benefit				
Translation reserve	(560)	1		1
Profit for the period	239	(10)	(10)	3
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	**3,755**	**(145)**	**(0)**	**(26)**
Minority interests	78	(0)		(1)
EQUITY	**3,833**	**(146)**	**(0)**	**(27)**
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	-			
Convertible bonds (OCEANEs)	996			
Other long-term borrowings	2,224			
Long-term finance lease liabilities	151			
Deferred tax	279			
Long-term provisions	92			
TOTAL NON-CURRENT LIABILITIES	**3,742**	**-**		**-**
TOTAL EQUITY AND NON-CURRENT LIABILITIES	**7,575**	**(146)**	**(0)**	**(27)**
Trade payables	0			
Current tax payables	752			
Other payables	925	0		
Service vouchers in circulation	1,561			
Short-term provisions	182			
Short-term borrowings and finance lease liabilities	356			
Bank overdrafts	60			
TOTAL CURRENT LIABILITIES	**3,935**	**0**	**-**	**-**
TOTAL EQUITY AND LIABILITIES	**11,510**	**(145)**	**(0)**	**(27)**

IAS 17 Straight-line recognition of rental expense	IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifi-cations	Total IAS/IFRS adjustments	December 31, 2004 IFRS
-	-	-	-	-	-	-	-	617
-	-	-	-	-	-	-	-	2,187
(250)	(29)	(113)	(71)	(121)	-	(472)	(1,223)	49
			125				125	125
							5	10
2		(1)		1	(1)	464	467	(93)
(36)	(5)	(26)	(11)	(20)	115	(6)	(6)	233
(284)	**(34)**	**(140)**	**43**	**(140)**	**114**	**(14)**	**(626)**	**3,128**
	(0)	0	(6)		0	(1)	(8)	70
(284)	**(34)**	**(140)**	**37**	**(140)**	**114**	**(15)**	**(634)**	**3,198**
							-	-
			(46)				(46)	950
			72				72	2,296
	186						186	337
				127			127	405
						11	11	103
-	**186**	**-**	**26**	**127**	**-**	**11**	**350**	**4,091**
(284)	**152**	**(140)**	**63**	**(14)**	**114**	**(4)**	**(284)**	**7,289**
	0					0	0	0
	6					1	8	760
213						(3)	(210)	1,234
							-	1,561
1			(34)			(1)	(34)	148
	0		92			(67)	26	382
			(55)			67	12	72
214	**6**	**-**	**3**	**-**	**-**	**(3)**	**221**	**4,157**
(70)	**159**	**(140)**	**67**	**(14)**	**114**	**(7)**	**(64)**	**11,446**

IFRS INCOME STATEMENT AT DECEMBER 31, 2004

In € millions	2004 French Gaap	IAS 16 Depreciation / Components method	IAS 19 Employee benefits	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense
Net revenue	7,123	-	-	-	-
Operating expense	(5,264)	(1)	(10)	(22)	-
EBITDAR	**1,859**	**(1)**	**(10)**	**(22)**	**-**
Rental expense	(760)	-	-	(0)	(49)
EBITDA	1,099	(1)	(10)	(22)	(49)
Depreciation, amortization and provision expense	(437)	(17)	-	22	-
OPERATING PROFIT	**662**	**(18)**	**(10)**	**(1)**	**(49)**
Finance cost, net	(80)	-	-	-	-
Share of profit (loss) of associates	**10**	**1**	**-**	**1**	**-**
OPERATING PROFIT BEFORE TAX	**592**	**(17)**	**(10)**	**0**	**(49)**
Restructuring costs					
Goodwill	(115)	-	-	-	-
Impairment losses		-	-	-	-
Profit or loss from discontinued operations	83	-	-	-	-
Gains and losses on management of hotel properties	(26)	0	-	-	-
Gains and losses on management of other assets	(115)	0	-	0	-
Income tax expense	(158)	6	0	3	13
NET INCOME	**261**	**(10)**	**(10)**	**3**	**(36)**
Minority interests	(22)	0	0	-	0
NET INCOME, GROUP SHARE	**239**	**(10)**	**(10)**	**3**	**(36)**

IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifi-cations	Total IAS/IFRS adjustments	2004 IFRS
-	-	-	-	-	(59)	(59)	7,064
(0)	0	-	-	-	58	25	(5,239)
(0)	0	-	-	-	(1)	(34)	1,825
19	-	-	-	-	-	(30)	(790)
19	0	-	-	-	(1)	(64)	1,035
(10)	20	-	-	-	-	14	(423)
8	**20**	**-**	**-**	**-**	**(1)**	**(50)**	**612**
(15)	-	(9)	-	-	4	(21)	(101)
-	**-**	**-**	**(1)**	**0**	**(9)**	**(8)**	**2**
(7)	20	(9)	(1)	0	(7)	(79)	513
					(22)	(22)	(22)
-	-	-	-	115	-	115	-
0	(38)	-	-	-	(14)	(52)	(52)
-	-	-	-	-	(83)	(83)	0
-	-	-	-	-	18	18	(8)
-	-	(5)	-	-	96	92	(23)
2	**(8)**	**3**	**(19)**	**-**	**6**	**6**	**(152)**
(5)	**(26)**	**(11)**	**(20)**	**115**	**(5)**	**(4)**	**256**
0	-	-	-	-	(1)	(1)	(23)
(5)	**(26)**	**(11)**	**(20)**	**115**	**(6)**	**(6)**	**233**

IFRS INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2004

In € millions	June 2004 French Gaap	IAS 16 Depreciation / Components method	IAS 19 Employee benefits	IAS 38 Deferred charges	IAS 17 Straight-line recognition of rental expense
Net revenue	3,443		-	-	-
Operating expense	(2,587)	()	(5)	(10)	-
EBITDAR	**856**	**()**	**(5)**	**(10)**	**-**
Rental expense	(377)	-	-		(24)
EBITDA	479	()	(5)	(10)	(24)
Depreciation, amortization and provision expense	(219)	(9)	-	10	-
OPERATING PROFIT	**260**	**(9)**	**(5)**	**()**	**(24)**
Finance cost, net	(38)	-	-	-	-
Share of profit (loss) of associates	**3**	**()**	**-**	**0**	**-**
OPERATING PROFIT BEFORE TAX	**225**	**(9)**	**(5)**	**0**	**(24)**
Restructuring costs					
Goodwill	(53)	-	-	-	-
Impairment losses		-	-	-	-
Gains and losses on management of hotel properties	1		-	-	-
Gains and losses on management of other assets	(16)		-		-
Income tax expense	(66)	3		(1)	9
NET INCOME	**91**	**(6)**	**(5)**	**()**	**(16)**
Minority interests	(10)			-	
NET INCOME, GROUP SHARE	**81**	**(6)**	**(5)**	**()**	**(16)**

IAS 17 Finance leases	IAS 36 Impairment losses	IAS 32-39 Financial instruments	IAS 12 Deferred tax	IFRS 3 Goodwill	Other and Reclassifi-cations	Total IAS/IFRS adjustments	Total Impact P/L June 2004 IFRS
	-	-	-	-	(31)	(31)	3,412
		-	-	-	31	15	(2,572)
		-	-	-		(16)	840
9	-	-	-	-		(15)	(392)
9		-	-	-		(31)	448
(5)	10	-	-	-		7	(212)
4	**10**	**-**	**-**	**-**		**(24)**	**236**
(7)	-	(3)	-	-	4	(7)	(45)
	-	**-**			**(6)**	**(7)**	**(3)**
(3)	10	(3)			(2)	(37)	188
					(5)	(5)	(5)
-	-	-	-	53	-	52	
()	(15)	-	-	-	(8)	(24)	(24)
-	-	-	-	-	8	9	9
-	-	(18)	-	-	4	(14)	(30)
1	**(4)**	**1**	**(11)**	**1**	**2**	**2**	**(64)**
(3)	**(9)**	**(20)**	**(11)**	**54**		**(16)**	**74**
	-	-	-	-		(1)	(10)
(3)	**(9)**	**(20)**	**(11)**	**54**	**(1)**	**(17)**	**64**

1998

ACCOR